UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the securities exchange act of 1934

April 11, 2008

Barclays PLC and

Barclays Bank PLC

(Names of Registrants)

1 Churchill Place

London E14 5HP

England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NOS. 333-145845) OF BARCLAYS BANK PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

The Report comprises the following:

Exhibit No.	Description
1	A copy of Barclays Bank PLC’s memorandum and articles of association, as amended on June 1, 2005 (incorporated by reference to Form 6-K (File No. 001-10257) filed with the Commission on September 13, 2007).

2	A copy of the written resolutions passed by the fund raising committee of Barclays Bank PLC’s board of directors on April 10, 2008 relating to the issuance of Non-Cumulative Callable Dollar Preference Shares, Series 5 (the “preference shares”).

3	A copy of the special resolutions passed by Barclays Bank PLC’s shareholders on April 9, 2008, setting out the terms of the preference shares.

4	A copy of the ordinary resolution passed by Barclays Bank PLC’s shareholders on April 8, 2008, increasing the authorized share capital of Barclays Bank PLC by the creation of 150 million dollar preference shares of U.S.$0.25 each.

5	The form of deed of covenant to be entered into by Barclays PLC relating to the preference shares.

6	The form of agency agreement to be entered into between Barclays Bank PLC and The Bank of New York, London office, relating to the preference shares.

7	The opinion of Clifford Chance LLP, U.K. counsel to Barclays Bank PLC, as to the validity of the preference shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date:	April 11, 2008	By:	/s/ Patrick Gonsalves
		Name:	Patrick Gonsalves
		Title:	Joint Company Secretary

BARCLAYS BANK PLC
(Registrant)

Date:	April 11, 2008	By:	/s/ Patrick Gonsalves
		Name:	Patrick Gonsalves
		Title:	Joint Company Secretary

Exhibit 2

BARCLAYS BANK PLC

Written Resolution of:	The Fund Raising Committee of the Board of Directors of Barclays Bank PLC (the “Bank”) (duly constituted by Resolution of the Board of Directors of the Bank (the “Board”) passed on 14 April 1994)

Issue:	Proposed issue of Non-Cumulative Callable Dollar Preference Shares, Series 5 (which are to be represented by American Depositary Shares (the “ADSs”)) by the Bank which are to be offered to retail investors (the “Dollar Preference Shares”).

We, the undersigned, constituting the Fund Raising Committee (the “Committee”) of the Board of the Bank, note that:

1.	Background

1.1	On 6 December 2007, the Board and the Board of Directors of Barclays PLC (“Barclays”) each resolved to grant authority to the Committee to approve and authorise transactions to raise new capital including Tier 1 issuance, up to certain limits (such authorities, being the “Board Authorities”).

1.2	It is proposed that the Dollar Preference Shares, subject to agreeing the rights attaching to them, will constitute upon issue core Tier 1 capital of the Bank.

2.	Timetable

2.1	The expected timetable for the proposed issue of Dollar Preference Shares in outline is as follows:

April 2008:	7	Launch of the proposed issue.

On or about April 2008:	8	Target date for pricing transaction after completion of book building.

On or about April 2008:	8	Final Prospectus Supplement to be published and Pricing Agreement with underwriters to be executed as soon as practicable after pricing.

On or about April 2008:	11	Target date for Dollar Preference Shares and the ADSs to be issued and expected transaction closing date. (Note: all dates stated in this paragraph are indicative dates only and are subject to change)

3.	Stamp Duty and SDRT

HM Revenue & Customs have confirmed that the issue of the Dollar Preference Shares to The Bank of New York as the ADR Depositary would not give rise to a 1.5 per cent. UK stamp duty reserve tax (“SDRT”) charge. (In practice, any such liability would otherwise have to be borne by the Bank.) The subsequent transfer of the Dollar Preference Shares in ADR form by investors will not give rise to any charge to UK SDRT or (in practice) UK stamp duty.

4.	Terms of the Dollar Preference Shares

The Dollar Preference Shares to be issued by the Bank will be non-cumulative callable preference shares, the terms of which will comply with FSA requirements for core tier 1 capital. The Dollar Preference Shares will contain ‘dividend stopper’ provisions in a substantially similar form to those found in the EUR 1,000,000,000 4.875% non-cumulative callable preference shares issued on 8 December 2004 and the EUR 1,400,000,000 4.75% non-cumulative callable preference shares issued on 15 March 2005 (the “Euro Preference Shares”), the 100,000 non-cumulative callable dollar preference shares, Series 1, issued on 8 June 2005 (the “Series 1 Dollar Preference Shares”), the GBP 750,000,000 6.0% non-cumulative callable preference shares issued on 22 June 2005, the 30,000,000 non-cumulative callable dollar preference shares, Series 2, issued on 25 and 28 April 2006 (the “Series 2 Dollar Preference Shares”), the 55,000,000 non-cumulative callable dollar preference shares, Series 3, issued on 13 September 2007 (the “Series 3 Dollar Preference Shares”) and the 46,000,000 non-cumulative callable dollar preference shares, Series 4, issued on 7 December 2007 (the “Series 4 Dollar Preference Shares”) and generally similar in nature to those contained in the tier one notes (the “TONS”) and reserve capital instruments (the “RCIs”) of the Bank. In the case of the Dollar Preference Shares, the ‘dividend stopper’ provides that if the Bank does not pay in full any dividend on the Dollar Preference Shares on a dividend payment date (or if the Bank does not set aside the amount of the payment in full), neither the Bank nor Barclays may: (i) pay a dividend on any of its respective ordinary shares, preference shares or other share capital ranking pari passu with or junior to the Dollar Preference Shares in respect of dividend payments and rights in liquidation; or (ii) redeem, purchase, reduce or otherwise acquire any of its respective ordinary shares, preference shares or other share capital ranking pari passu with or junior to the Dollar Preference Shares in respect of dividend payments and rights in liquidation (or set aside any sum or establish any sinking fund for the redemption, purchase or other acquisition thereof), in each case until the earlier of (a) the dividend payment date on which the Bank next pays in full (or sets aside a sum to provide for payment in full of) a dividend on the Dollar Preference Shares and (b) the date on or by which all of the Dollar Preference Shares are either redeemed in full or purchased by or for the Bank’s account, in each case in accordance with the Bank’s articles of association and the terms of the Dollar Preference Shares. The restriction in clause (i) above does not apply to any payment by Barclays of a final dividend declared by its shareholders prior to the relevant dividend payment date, or a dividend paid by the Bank to Barclays or to another wholly owned subsidiary of Barclays PLC. The restriction in clause

(ii) above does not apply to the purchases, redemptions, reductions or other acquisitions of the shares of the Bank held by Barclays or another wholly owned subsidiary of Barclays.

The above restriction reflects the market norm of annual dividend/coupon payments on fixed rate dollar-denominated issues and is in line with the Euro and Sterling Preference Shares and a similar restriction in the Bank’s outstanding Euro and Sterling RCIs. A similar dividend stopper has been accepted by the Bank in the past on the Euro and Sterling Preference Shares and the Series 1, Series 2, Series 3 and Series 4 Dollar Preference Shares.

As part of the transaction documentation for the Dollar Preference Shares, Barclays will execute a deed of covenant giving effect to the terms of the dividend restriction on it (see paragraph 16 below).

Generally the terms of the Dollar Preference Shares are designed to retain maximum flexibility for the Bank as regards the terms of any further preference share issues which the Bank may wish to make in the future.

5.	Funding of the underwriting commitment of Barclays Capital Securities Limited (“BCSL”) in the event of investor default and of market making and secondary market trading by BCSL

Consideration has been given to how BCSL can cover its underwriting commitments, market making and secondary market trading on the transaction in order to avoid any possibility of contravening the UK company law prohibition on the Bank providing financial assistance for the acquisition of its own shares.

Legal advice has been received by BCSL that the use of a limited proportion of the existing lending line (the “Existing Lending Line”) from the Bank to BCSL to fund its underwriting commitments (in the unlikely event of investor default) and to fund its market making and secondary market trading should not, subject to certain restrictions and assumptions stated in such legal advice, constitute a contravention of the UK company law prohibition on providing financial assistance. In addition, BCSL has confirmed that a lending line has been or will be arranged with Barclays Bank S.A. (Spain) (the “BB SA Line”). It is proposed that BCSL would draw on the BB SA Line in the event that its funding requirements in relation to its underwriting commitments, market making and secondary market trading go beyond the permitted proportion of the Existing Lending Line.

6.	Shareholder Resolutions

Shareholder resolutions to be passed at a general meeting of the Bank pursuant to the Articles of Association (the “Shareholder Resolutions”) are proposed (i) to increase the authorised share capital of the Bank by the creation of 150 million Dollar Preference Shares of U.S.$0.25 each, (ii) to authorise the Directors for the purposes of Section 80 of the Companies Act 1985 to exercise the Bank’s power to allot the authorised but unissued share capital of the Bank, including the new Dollar Preference Shares, and (iii) to approve the terms and conditions of the new Dollar Preference Shares. A copy of the proposed Shareholder Resolutions have been circulated with these resolutions.

7.	Draft Documents for Approval

Drafts of the following documents in respect of the Dollar Preference Shares are submitted for approval:

(a)	the Preliminary Prospectus Supplement in respect of the Dollar Preference Shares (the “Prospectus Supplement”) together with the Prospectus dated 31 August 2007 relating to, amongst other things, the Dollar Preference Shares (the “Base Prospectus”);

(b)	terms of the Dollar Preference Shares;

(c)	Pricing Agreement (which operates in conjunction with the Underwriting Agreement, an executed form of which was presented to the Committee);

(d)	Agency Agreement; and

(e)	Deed of Covenant (to be executed by Barclays).

8.	The Prospectus Supplement

The Preliminary Prospectus Supplement (dated 7 April 2008) in respect of the Dollar Preference Shares (the “Preliminary Prospectus Supplement”), together with the Base Prospectus, is submitted for approval. The Preliminary Prospectus Supplement, together with the Base Prospectus, (1) gives details of the terms of the Dollar Preference Shares and the ADSs, the use of proceeds of the issue, and financial and other information concerning the Bank and its subsidiaries (the “Group”), (2) lists specific risk factors for prospective investors to consider relating to the terms of the Dollar Preference Shares and the ADSs and (3) contains certain other information required for listing the ADSs on the New York Stock Exchange.

9.	Preliminary Prospectus Supplement

Certain details of the Dollar Preference Shares, the ADSs and other matters relating to this transaction have currently been left blank in the Preliminary Prospectus Supplement (including the issue price, the rate at which dividends would accrue and the issue date). It is noted that the Preliminary Prospectus Supplement is being used by the Bank, BCSL, Citigroup Global Markets Inc., Merrill Lynch & Co., UBS Securities LLC, Wachovia Capital Markets, LLC and the other Underwriters to market the Dollar Preference Shares primarily to investors in the United States.

10.	Pricing Terms

The pricing terms to be applied to the Dollar Preference Shares are expected to be fixed on or around 8 April 2008, with particular reference to prevailing market conditions and, in relation to the preference dividend to be paid to the holders of Dollar Preference Shares, current market yields and the impact of spreads and credit risk.

11.	Final Prospectus Supplement

The final Prospectus Supplement (expected to be dated on or around 8 April 2008) (the “Final Prospectus Supplement”) is expected to be in nearly all respects in the same terms as the Preliminary Prospectus Supplement but will, following pricing, be completed by the insertion of the issue price, preference dividend rate, issue date and any other required details of the Dollar Preference Shares and ADSs, as well as disclosure of any material developments in relation to the Group which occurs between the date of publication of the Preliminary Prospectus Supplement and the Final Prospectus Supplement.

It is noted that the Directors of the Bank would also be liable for the contents of the Final Prospectus Supplement under applicable U.S. securities laws.

12.	Verification of the Final Prospectus Supplement

Barclays Treasury, Barclays Corporate Secretariat, Group General Counsel’s Office, Barclays Finance, Barclays Tax and BCSL (as the case may be) have completed or will complete a due diligence and verification process to confirm the accuracy and completeness of the contents of the Final Prospectus Supplement. Draft verification notes in respect of the Final Prospectus Supplement and prepared in connection with this process have been circulated with these resolutions.

13.	Terms

The terms on which it is proposed the Dollar Preference Shares should be issued (the “Terms”) are set out in a document which is to be approved by a further special resolution of the shareholders of the Bank, at a general meeting. A draft copy of the Terms has been circulated with these resolutions.

14.	Underwriting Agreement and Pricing Agreement

An Underwriting Agreement (the “Underwriting Agreement”) was executed by the Bank on 30 November 2007. A Pricing Agreement (expected to be dated on or around 8 April 2008) will be entered into by the Bank, BCSL as an Underwriter and the other Underwriters of the issue of the Dollar Preference Shares (the “Pricing Agreement”). The Pricing Agreement will incorporate by reference each of the provisions of the Underwriting Agreement. The Underwriting Agreement (as supplemented by the Pricing Agreement) contains certain representations, warranties, undertakings and indemnities to be given by the Bank to the Underwriters and specifies certain conditions precedent to be satisfied prior to closing of the issue. The Pricing Agreement will provide that each of the Underwriters is entitled to an underwriting compensation (in an amount to be determined at pricing) which shall be satisfied as specified in the Pricing Agreement. The Bank will agree to deliver a waiver letter (the “Waiver Letter”) to BCSL, in which the Bank will agree, in consideration of BCSL entering into the Pricing Agreement, to waive its right to receive payment of an amount owing to the Bank from BCSL under an uncommitted money market line.

15.	Agency Agreement

The Agency Agreement in respect of the Dollar Preference Shares (expected to be dated on or around 11 April 2008) (the “Agency Agreement”) will be entered into by the Bank and The Bank of New York, London office as registrar and principal paying agent and paying agent for the issue. The Agency Agreement contains an indemnity to be given by the Bank to the paying agents, the form of the Global Preference Share in bearer form (the “Global Preference Share”) and the form of the Definitive Preference Shares in registered form to be exchanged for the Global Preference Share.

16.	Deed of Covenant

The Deed of Covenant (expected to be dated on or around 11 April 2008) (the “Deed of Covenant”) will be entered into by Barclays as a deed poll for the benefit of the holders of the Dollar Preference Shares from time to time. Barclays will undertake in the Deed of Covenant to observe the terms of the dividend restriction in the event that the Bank does not pay a dividend in respect of the Dollar Preference Shares while such Dollar Preference Shares are outstanding.

17.	Written Resolutions

The Committee HEREBY RESOLVES that:

17.1	The issue and use of the Preliminary Prospectus Supplement in connection with the marketing of the Dollar Preference Shares represented by ADSs be and are hereby approved and to the extent necessary ratified in all respects.

17.2	The Dollar Preference Shares to be issued and allotted pursuant to this resolution on or around 11 April 2008 shall be designated “Series 5” (the “Series 5 Dollar Preference Shares”).

17.3	(Pursuant to the authority granted pursuant to the Board Authorities) the issue and allotment of the Series 5 Dollar Preference Shares on the terms set out or to be set out in the Underwriting Agreement, the Articles of Association of the Bank, the Terms, the Preliminary Prospectus Supplement and the Final Prospectus Supplement and the resolutions set out herein be and is hereby approved.

17.4	Each of the Final Prospectus Supplement, the Pricing Agreement and the Agency Agreement be and is hereby approved subject to such amendments (including additions and deletions, whether of substance or otherwise) as may be approved by any one of the Group Finance Director, the Barclays Treasurer, Miles Storey (Head of Group Balance Sheet), Ross Aucutt (Head of Capital Planning and Securitisation), Rupert Fowden (Head of Capital Management and Governance) or Nick Lambert (Director of Capital Issuance and Securitisation) (each an “authorised officer”) and that any authorised officer be and is hereby authorised to execute or cause to be executed the Pricing Agreement, the Agency Agreement and the Global Dollar Preference Share (as so amended) by or on behalf of the Bank.

17.5	The Deed of Covenant be and is hereby approved subject to such amendments (including additions and deletions, whether of substance or otherwise) as may be approved by any authorised officer, and that any authorised officer may authorise the affixing of Barclays seal to the Deed of Covenant.

17.6	Any authorised officer of the Bank be empowered to agree with Citigroup Global Markets Inc., BCSL and any Underwriter the final pricing and other terms of the Series 5 Dollar Preference Shares and the ADSs, including (without limitation) the issue price, the preference dividend rate, the issue date and (subject to the limit to the aggregate value of issuances set out in the Board Authorities) the total number of Series 5 Dollar Preference Shares and the ADSs to be issued pursuant to the Underwriting Agreement and the Pricing Agreement.

17.7	That any authorised officer of the Bank be empowered:

(a)	to approve, execute or cause to be executed or filed with the U.S. Securities and Exchange Commission by or on behalf of the Bank or Barclays, as the case may be, such other documents, including the registration statement on Form 8-A in respect of the ADSs and Preference Shares to be filed with the U.S. Securities and Exchange Commission, as are contemplated by the Underwriting Agreement, the Agency Agreement, the Pricing Agreement, the Deposit Agreement (including the related fee letter) or the Final Prospectus (including the Waiver Letter) or as may be required in connection with the issue arrangements for the Series 5 Dollar Preference Shares and that the issue or, as the case may be, the execution and delivery on behalf of the Bank or Barclays, as the case may be, of any of the documents approved by this resolution or any such other documents shall be conclusive evidence in favour of any other party thereto or any third party of such approval; and

(b)	generally to sign, execute and do all such other certificates, documents, things and acts as may be considered necessary or expedient in connection with the issue of the Series 5 Dollar Preference Shares (including, without limitation, authorising the affixing of the Bank’s seal or Barclays’ seal to any such documents) and so that such authorised officer be empowered generally to exercise all of the powers of an authorised officer which he shall deem necessary or expedient for the foregoing purposes and so that any such signature, execution or action shall be conclusive in favour of any other party thereto or any third party of the approval thereof by the Bank or Barclays, as the case may be.

17.8	The execution on behalf of the Bank of any definitive Series 5 Dollar Preference Share may be effected by facsimile signature and any such instrument bearing the facsimile signature of a Director or other authorised officer of the Bank shall be valid and binding on the Bank notwithstanding that at the time of issue and delivery of such instrument the signatory may have ceased to hold the relevant stated office.

17.9	All documents and actions signed or taken or authorised on behalf of the Bank by any authorised officer prior to the date of this resolution in connection with the issue of the Series 5 Dollar Preference Shares be, and they are hereby, approved and ratified in all respects.

17.10	The Secretary be instructed to file the ordinary resolution and special resolutions referred to herein and a Form 88(2) (return of allotments) and a Form 123 (increase of authorised share capital) with the Registrar of Companies following allotment of the Series 5 Dollar Preference Shares.

Signed:	/s/ Frederik (Frits) Seegers	Dated:	10 April 2008
Director

Signed:	/s/ Christopher Lucas	Dated:	9 April 2008
Director

Signed:	/s/ John Varley	Dated:	9 April 2008
Director

Exhibit 3

Company Number: 1026167

BARCLAYS BANK PLC

NOTICE OF GENERAL MEETING

NOTICE IS HEREBY GIVEN that a GENERAL MEETING of Barclays Bank PLC (the “Company”) will be held at 1 Churchill Place, London E14 5HP on 9 April 2008 at 2:15 p.m. for the purpose of considering and, if thought fit, passing the following resolutions:

SPECIAL RESOLUTIONS

1.	THAT, the Directors be and they are hereby generally and unconditionally authorised to exercise all powers of the Company to allot at any time or times during the period expiring on the date of the annual general meeting of the Company to be held in 2013 or on the date five years from the date on which this resolution is passed, whichever is earlier, relevant securities (as defined by Section 80 of the Companies Act 1985) being, or in respect of, Dollar Preference Shares in the capital of the Company of U.S.$0.25 nominal amount, in a maximum aggregate nominal amount of U.S.$75,000,000.

2.	THAT, in accordance with Article 5 of the Articles of Association of the Company, the terms and conditions in the Schedule attached hereto are approved and adopted as the terms and conditions of the Non-Cumulative Callable Dollar Preference Shares, Series 5 of the Company.

BY ORDER OF THE BOARD

/s/ P.A. Gonsalves
JOINT SECRETARY

Dated: 9 April 2008

Registered office:

1 Churchill Place

London E14 5HP

NOTE

A member entitled to attend and vote at the meeting is also entitled to appoint one or more proxies to attend and, on a poll, vote instead of such member. The proxy need not be a member of the Company.

SCHEDULE

Barclays Bank PLC

NON-CUMULATIVE CALLABLE DOLLAR PREFERENCE SHARES, SERIES 5

TERMS AND CONDITIONS

(Adopted by a resolution of the shareholders of Barclays Bank PLC passed as a special resolution on 9 April 2008)

The Non-Cumulative Callable Dollar Preference Shares, Series 5 (the “Series 5 Dollar Preference Shares”) of Barclays Bank PLC (the “Issuer”) have attached thereto the terms and conditions set out below and are otherwise subject to the provisions of the Articles of Association of the Issuer (the “Articles”).

1.	General

The Series 5 Dollar Preference Shares will have a nominal value of U.S.$0.25 each and will be issued fully paid for cash in accordance with the terms of the underwriting agreement and pricing agreement relating thereto. The Series 5 Dollar Preference Shares will rank pari passu and rateably without any preference or priority among themselves and will rank in priority to the Ordinary Shares of the Issuer. A full description of the ranking of the Series 5 Dollar Preference Shares as regards participation in profits and on a return of capital is contained in paragraphs 2(i) and 3 below.

The Series 5 Dollar Preference Shares will, following their initial issue in registered form, be represented by a share warrant to bearer, within the meaning of the Companies Acts, in the form of a single global share warrant to bearer (the “Global Series 5 Dollar Preference Share”). The Global Series 5 Dollar Preference Share will be deposited with the custodian for The Bank of New York of 101 Barclay Street, Floor 21 West, New York, New York 10286, as depositary (the “Depositary”). The Global Series 5 Dollar Preference Share is exchangeable in whole or in part for definitive Series 5 Dollar Preference Shares, each in registered form in the circumstances set out in the Global Series 5 Dollar Preference Share.

2.	Dividends

(i)

Subject to paragraphs (iii) and (iv) below, each Series 5 Dollar Preference Share shall entitle the holder thereof to receive out of the profits of the Issuer available for distribution and permitted by law to be distributed a non-cumulative preferential dividend (the “Preference Dividend”), in priority to the payment of any dividend to the holders of Ordinary Shares and any other class of shares in the capital of the Issuer ranking junior to the Series 5 Dollar Preference Shares as regards participation in profits of the Issuer and pari passu in such regard with the holders of any other class of shares in the capital of the Issuer, (other than any shares which may be issued by the Issuer and which rank in priority, with the consent or sanction of the holders of the Series 5 Dollar Preference Shares given in accordance with the Articles, to the Series 5 Dollar Preference Shares as regards participation in such profits).

(ii)	Subject to paragraphs (iii) and (iv) below, Preference Dividends shall accrue at a fixed rate of 8.125 per cent. per annum on the principal amount of each Series 5 Dollar Preference Share, which Preference Dividends will be payable, subject as provided below, quarterly in arrear in U.S. dollars on 15 March, 15 June, 15 September and 15 December (each a “Dividend Payment Date”) in each year. The first payment of the Preference Dividend will be made on 15 June 2008 in respect of the period from (and including) 11 April 2008 to (but excluding) 15 June 2008. For the purposes of this paragraph (ii) “principal amount” means, in relation to each Series 5 Dollar Preference Share, U.S.$25. The Preference Dividend accruing in respect of any period from (and including) the most recent Dividend Payment Date (or if none, 11 April 2008) to (but excluding) the relevant payment date (the “Calculation Period”) will be calculated on the basis of the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months).

(iii)	Subject to paragraph (iv) below, the Preference Dividend for each Dividend Period shall be paid to the extent that payment can be made out of the profits of the Issuer available for distribution and permitted by law to be distributed. If a Preference Dividend is to be paid but the distributable profits of the Issuer available for distribution are insufficient (after payment in full, or the setting aside of a sum to enable the payment in full, of dividends expressed to be payable on the relevant Dividend Payment Date on any class of shares in the capital of the Issuer ranking pari passu with or in priority to the Series 5 Dollar Preference Shares as regards participation in the profits of the Issuer, and after payment in full, or the setting aside of a sum to enable the payment in full, of all dividends expressed to be payable on a date earlier than the relevant Dividend Payment Date on any class of shares in the capital of the Issuer that ranks pari passu with or in priority to the Series 5 Dollar Preference Shares in such regard and carries cumulative rights to dividends) then (subject to paragraph (iv) below) Preference Dividends shall be paid to the extent of the distributable profits on a pro rata basis so that:

(1)	the aggregate amount of Preference Dividends on the Series 5 Dollar Preference Shares;

(2)	the aggregate amount of dividends which are expressed to be payable on such date on each other class of shares which rank pari passu with the Series 5 Dollar Preference Shares with respect to sharing in profits; and

(3)	the aggregate amount of dividends paid or set aside for payment on such date on each other class of shares which rank pari passu with the Series 5 Dollar Preference Shares with respect to sharing in profits and carrying cumulative rights to dividends, on which dividends were expressed to be payable before such date, will bear to each other the same ratio as the full amounts of dividends:

(A)	expressed to be payable in aggregate on the Series 5 Dollar Preference Shares on such date;

(B)	expressed to be payable in aggregate on each such other pari passu ranking class of shares on which dividends are expressed to be payable on such date; and

(C)	paid, or set aside for payment of, in aggregate on each such other pari passu ranking class of shares carrying cumulative rights to dividends in respect of dividends expressed to be payable before such date, bear to each other.

(iv)	Notwithstanding paragraph (iii) above, on any Dividend Payment Date, at the Issuer’s discretion, the Preference Dividend which would otherwise be payable on such Dividend Payment Date may either not be payable at all or only be payable in part.

(v)	If a Preference Dividend on the Series 5 Dollar Preference Shares is not paid, or is paid only in part, pursuant to paragraphs (iii) or (iv) above, the holders of the Series 5 Dollar Preference Shares shall have no claim in respect of such non-payment or non-payment in part, as applicable. The Issuer shall have no obligation to pay the Preference Dividend accrued for the relevant Dividend Period or to pay interest thereon, whether or not Preference Dividends are paid on the Series 5 Dollar Preference Shares for any future Dividend Period.

(vi)

If a Preference Dividend is not paid in full on a Dividend Payment Date (the “Relevant Dividend Payment Date”) (or a sum is not set aside to provide for its payment in full), the Dividend Restriction shall apply. The “Dividend Restriction” means that neither the Issuer nor the Holding Company may (a) pay a dividend (other than payment by the Holding Company of a final dividend declared by its shareholders prior to the Relevant Dividend Payment Date, or a dividend paid by the Issuer to the Holding Company or to another wholly-owned Subsidiary) on any of their respective ordinary shares, preference shares or other share capital ranking pari passu with or junior to the Series 5 Dollar Preference Shares in respect to dividend payments and rights in liquidation or (b) redeem, purchase, reduce or otherwise acquire any of their respective ordinary shares, preference shares or other share capital ranking pari passu with or junior to the Series 5 Dollar Preference Shares in respect of dividend payments and rights in liquidation, other than shares of the Issuer held by the Holding Company or a wholly-owned Subsidiary (or set aside any sum or establish any sinking fund for the redemption, purchase or other acquisition thereof), until the earlier of (1) the Dividend Payment Date on which the Issuer next pays (or sets aside a sum to provide for the payment of) a Preference Dividend in full and (2) the date on or by which all of the Series 5 Dollar Preference Shares are either redeemed in full or purchased by or for the account of the Issuer, in each case in accordance with the Articles and the terms of the Series 5 Dollar Preference Shares.

If the Board considers that paying all or any part of any Preference Dividend on the Series 5 Dollar Preference Shares would result in a breach of the applicable capital adequacy requirements of the FSA, that part of that Preference Dividend which would result in a breach of the capital adequacy requirements of the FSA will not be paid.

(vii)	Any Preference Dividend unclaimed after a period of 12 years from the date when it first became due for payment shall be forfeited and shall revert to the Issuer and the payment by the Board of any unclaimed Preference Dividend or other sum payable on or in respect of a share into a separate account shall not constitute the Issuer a trustee in respect of it.

(viii)	No dividend or other moneys payable on or in respect of the Series 5 Dollar Preference Shares shall bear interest as against the Issuer.

3.	Capital

In the event of a winding-up or any other return of capital (other than a redemption or purchase by the Issuer of any of its issued shares, or a reduction of share capital, permitted by the Articles and under applicable law), the assets of the Issuer available for distribution among the members shall be applied in paying to the holders of the Series 5 Dollar Preference Shares pari passu in proportion to the amounts paid up or credited as paid up on the Series 5 Dollar Preference Shares in priority to any payment to the holders of Ordinary Shares and any other class of shares in the capital of the Issuer then in issue ranking junior to the Series 5 Dollar Preference Shares on such a return of capital and pari passu with the holders of any other class of shares in the capital of the Issuer then in issue (other than any class of shares in the capital of the Issuer then in issue which rank in priority, with the consent or sanction of the holders of the Series 5 Dollar Preference Shares given in accordance with the Articles, to the Series 5 Dollar Preference Shares on a winding-up or other such return of capital) an amount per Series 5 Dollar Preference Share equal to the aggregate of:

(i)	U.S.$25; and

(ii)	the Preference Dividend accrued thereon for the then current Dividend Period to the date of the commencement of the winding-up or other such return of capital.

After payment of the full amount of the liquidating distributions to which they are entitled, the holders of the Series 5 Dollar Preference Shares shall not be entitled to participate further in the assets of the Issuer available for distribution among the members. In the event of the sale of all or substantially all of the assets of the Issuer, the distribution to the shareholders of the Issuer of all or substantially all of the consideration for such sale, unless such consideration (apart from assumption of liabilities) or the net proceeds thereof consists entirely of cash, will not be deemed to be a return of capital in respect of the winding-up of the Issuer.

4.	Redemption

(i)	The Issuer may, on giving one month’s prior written notice to the FSA (if required) and upon not less than 30 nor more than 60 days’ notice, redeem some or all of the Series 5 Dollar Preference Shares on 15 June 2013 and on any Dividend Payment Date thereafter at the Redemption Price.

(ii)	If a Regulatory Event occurs, the Issuer may, upon not less than 30 nor more than 60 days’ notice, which notice shall be irrevocable, redeem all but not some only of the Series 5 Dollar Preference Shares at the Redemption Price. Any redemption pursuant to this paragraph 4(ii) shall be subject to the following conditions:

(A)	the Issuer must be in compliance with its capital adequacy requirements as provided in the Capital Regulations (except to the extent that the FSA no longer so requires) both at the time when the notice of redemption is given and immediately following such redemption;

(B)	any such redemption of the Series 5 Dollar Preference Shares prior to 15 June 2013 shall be subject to (i) the prior consent of the FSA (if required) and (ii) the Regulatory Event occurring as a result of a change of law or regulation in the United Kingdom or a change in the interpretation of such law or regulation by any court or authority entitled to do so; and

(C)	for any such redemption of the Series 5 Dollar Preference Shares after 15 June 2013, the Issuer must provide at least one month’s prior written notice to the FSA (if required).

(iii)	Any redemption of Series 5 Dollar Preference Shares pursuant to paragraph 4(i) or 4(ii) above will be subject to and effected in the manner provided in the Articles and will be subject to the Companies Acts and all other laws and regulations applying to the Issuer.

(iv)	In the event that payment of the Redemption Price in respect of any Series 5 Dollar Preference Share is improperly withheld or refused, the Preference Dividend on such Series 5 Dollar Preference Share shall continue to accrue, at the then applicable rate, from the date fixed for redemption to the date of payment of such redemption price. If the due date for payment of any amount of redemption moneys is not a dollar business day, then payment of such amount will be made on the next succeeding dollar business day, without any interest or payment in respect of such delay.

5.	Purchases

The Issuer may at any time purchase, or cause to be purchased for its account, all or any of the Series 5 Dollar Preference Shares, subject to the provisions of the Companies Acts, the Articles and all other applicable rules and regulations and subject to the consent of or prior notification to the FSA (if required), at any price. The Issuer shall not be required to select the shares to be purchased rateably or in any other particular manner as between the holders of Series 5 Dollar Preference Shares or as between them and the holders of shares of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares.

6.	Form and Transfer

Title to Series 5 Dollar Preference Shares represented by a share warrant to bearer will pass by delivery of the relevant bearer share warrants. Title to Series 5 Dollar Preference Shares in registered form will pass by transfer and registration on the register for the Series 5 Dollar Preference Shares.

The bearer of any share warrant for the Series 5 Dollar Preference Shares and the persons (if any) in whose names Series 5 Dollar Preference Shares are for the time being registered, shall (to the fullest extent permitted by applicable law) be deemed to be, and shall be treated as, the holders and absolute owners of the relevant Series 5 Dollar Preference Shares for the purpose of receiving payment in respect thereof and for all other purposes (notwithstanding any notice of ownership or writing thereon or any notice of previous loss or theft thereof or any trust or other interest therein), whether or not any payment in respect of the Series 5 Dollar Preference Shares shall be overdue.

Each exchange or registration of transfer of Series 5 Dollar Preference Shares in registered form will, subject to and in accordance with the Articles, be effected by entry on the register for the Series 5 Dollar Preference Shares kept by the Issuer’s registrar at its office in the United Kingdom. No fee shall be charged on the registration of any instrument of transfer or other instrument relating to or affecting the title to the Series 5 Dollar Preference Shares, but the person requesting such registration will be required to pay any related taxes, stamp duties or other governmental charges.

Upon presentation to the Issuer’s registrar at its office in the United Kingdom, a share warrant to bearer may be exchanged for the relevant Series 5 Dollar Preference Shares in registered form, in which event the holder of the share warrant to bearer will be registered as a holder of the Series 5 Dollar Preference Shares in the register of members of the Issuer and will receive a certificate made out in such holder’s name. The exchange of Series 5 Dollar Preference Shares represented by a share warrant to bearer for Series 5 Dollar Preference Shares in registered form will also be subject to applicable UK tax laws and regulations in effect at the time of the exchange. No exchange will be made unless any resulting taxes, stamp duties or other governmental charges have been paid to the Issuer. Series 5 Dollar Preference Shares in registered form will not be exchangeable, in whole or in part, for Series 5 Dollar Preference Shares represented by a share warrant to bearer.

7.	Payments

Payments in respect of any amount payable by way of dividend or on redemption in respect of the Series 5 Dollar Preference Shares in bearer form will be made against presentation and, where applicable on redemption, surrender of the relevant share warrant to bearer at the specified office of the Principal Paying Agent or the Paying Agent. Each such payment will be made, at the option of the payee, by a dollar cheque drawn on, or by transfer to a dollar account maintained by the payee with, a branch of a bank in London or New York.

A record of each payment made on a share warrant to bearer will be made on or in relation to such share warrant to bearer by the Principal Paying Agent or the Paying Agent to which the share warrant to bearer is presented for the purposes of making such payment and such record shall be prima facie evidence that the payment in question has been made.

Payments in respect of any amount payable by way of dividend or on redemption in respect of the Series 5 Dollar Preference Shares in registered form will be made by cheque or warrant sent by post to the registered address of the holder, or in the case of joint holders, to any one of them, or, upon request of the holder or joint holders not later than the date specified for such purpose in the notice of redemption, by bank transfer to a U.S. dollar denominated account maintained by the holder, details of which are notified by the holder in writing to the Issuer.

In the case of payments in respect of Series 5 Dollar Preference Shares, if the due date for payment or any later date upon which the relevant share warrant is presented for payment is not a Payment Business Day, then payment of such amount will be made on the next succeeding Payment Business Day, without any liability on the part of the Issuer to pay interest thereon or any compensation in respect of such delay.

Payments in respect of amounts payable by way of dividend and on redemption on the Series 5 Dollar Preference Shares will be subject in all cases to any applicable fiscal or other laws and other regulations.

8.	Voting

The holders of Series 5 Dollar Preference Shares shall not be entitled to receive notice of, or to attend or vote at, any general meeting of the Issuer.

9.	Variations of Rights and Further Issues

(i)	Save with the sanction of a special resolution passed at a separate general meeting of the holders of Series 5 Dollar Preference Shares then in issue or with the consent in writing of the holders of three-fourths of the issued Series 5 Dollar Preference Shares, the Board shall not authorise or create, or increase the amount of, any shares of any class, or any security convertible into shares of any class, ranking as regards participation in the profits or assets of the Issuer (other than on a redemption or purchase by the Issuer of any such share, or a reduction of share capital, permitted by the Articles and under applicable law) in priority to the Series 5 Dollar Preference Shares. Any such separate general meeting shall be convened and conducted in all respects as nearly as possible in the same way as a general meeting of the Issuer and rights to be given notice thereof and to attend and vote thereat shall be as provided in the Articles. The quorum at any such meeting other than an adjourned meeting shall be two qualifying persons present and entitled to vote and holding, representing or authorised to exercise voting rights in respect of at least one third in nominal value of the issued Series 5 Dollar Preference Shares then in issue and the quorum for an adjourned meeting shall be one qualifying person present and entitled to vote and holding, representing or authorised to exercise voting rights in respect of any Series 5 Dollar Preference Shares present in person or by proxy shall be a quorum. In relation to any such special resolution, on a show of hands every such holder who is present in person or by proxy shall have one vote and on a poll every such member who is present in person or by proxy shall have one vote in respect of each Series 5 Dollar Preference Share held by him or her.

(ii)

The Issuer shall be entitled at any time and from time to time, without the consent or sanction of the holders of the Series 5 Dollar Preference Shares, to create and/or issue further preference or other share capital of one or more Series ranking as regards participation in the profits and assets of the Issuer pari passu with or junior to the Series 5 Dollar Preference Shares. Such creation and/or issue shall be deemed not to alter, vary, affect, modify or abrogate any of the rights attaching to the Series 5 Dollar Preference Shares and for the avoidance of doubt such rights shall not be deemed to be varied by the alteration of any of the provisions, other than an alteration which would result in any such shares ranking as regards participation in the profits or assets of the Issuer in priority to the Series 5 Dollar Preference Shares, set out in the Articles in respect of any such unissued shares. Any further series of shares ranking, as regards participation in profits or assets of the Issuer, pari passu with or junior to the Series 5 Dollar Preference Shares may, without their creation or issue being deemed to vary the special rights attaching to the Series 5 Dollar Preference Shares, either carry identical rights in all respects with the Series 5 Dollar Preference Shares (except as regards the date from which such shares rank for dividend) or carry rights differing therefrom in any respect including, but without prejudice to the foregoing, in that:

(a)	the rate and/or basis of calculating dividends may differ and the dividend may be cumulative or non-cumulative;

(b)	such shares may rank for dividends as from such date as may be provided by the terms of issue thereof and the dates for payment of dividend may differ;

(c)	such shares may be denominated in any currency or, if permitted by law, any basket of currencies;

(d)	a premium may be payable on return of capital or there may be no such premium;

(e)	such shares may be redeemable at the option of the Issuer or may be non-redeemable;

(f)	different or no restrictions may apply in the event a dividend is not paid on such shares on a scheduled dividend payment date therefor; and

(g)	such shares may be convertible into Ordinary Shares or any other class of shares ranking as regards participation in the profits and assets of the Issuer pari passu with or junior to the Series 5 Dollar Preference Shares, in each case on such terms and conditions as may be prescribed by the terms of issue thereof.

10.	Registrar, Principal Paying Agent and Paying Agent

The Bank of New York, London office, will act as the Issuer’s registrar and initial Principal Paying Agent for the Series 5 Dollar Preference Shares.

The Issuer reserves the right at any time to vary or terminate the appointment of the Principal Paying Agent and any Paying Agent and to appoint additional or other Paying Agents. Notice of any such termination or appointment and of any change in the specified offices of the Paying Agents will be given to Preference Shareholders in accordance with paragraph 11 below.

11.	Notices

Further to the provisions for giving notices to members contained in the Articles, notices to holders of Series 5 Dollar Preference Shares represented by one or more share warrants to bearer will be valid if published in a leading daily newspaper in London (which is expected to be the Financial Times) or, if such publication shall not be practicable, in an English language newspaper of general circulation in Europe or such other method as may be agreed with the holder from time to time. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once or on different dates, on the first date on which publication is made.

12.	Governing Law

The creation and issue of the Series 5 Dollar Preference Shares and the rights attached to them are governed by, and shall be construed in accordance with, English Law.

13.	Additional Definitions

“Articles” means the Articles of Association of the Issuer, as in effect from time to time.

“Board” means the board of directors of the Issuer, and includes any sub-committee thereof or person or persons to whom the Board has delegated authority in accordance with the Articles.

“Calculation Period” has the meaning set out in paragraph 2(ii) above.

“Capital Regulations” means the regulations, requirements, guidelines and policies relating to capital adequacy of the FSA in effect for the time being.

“Companies Act 1985” means the Companies Act 1985.

“Companies Act 2006” means the Companies Act 2006.

“Companies Acts” means the Companies Act 1985, the Companies Act 2006 and all statutes and subordinate legislation made thereunder, for the time being in force concerning companies and affecting the Company.

“Dividend Payment Date” has the meaning set out in paragraph 2(ii) above.

“Dividend Period” means the period from and including a Dividend Payment Date (or the Issue Date) to but not including the next succeeding Dividend Payment Date.

“Dividend Restriction” has the meaning set out in paragraph 2(vi) above.

“dollar business day” means a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City or London generally are authorised or obliged by law, regulation or executive order to close.

“FSA” means the Financial Services Authority and, if any successor governmental authority succeeds to the bank regulatory functions of the Financial Services Authority in the United Kingdom, such successor governmental authority; provided, however, that if the Issuer becomes domiciled in a jurisdiction other than the United Kingdom, then each reference herein to the Financial Services Authority shall be deemed instead to refer to the governmental authority having primary regulatory authority with respect to the Issuer’s capital adequacy in such other jurisdiction.

“Holding Company” means Barclays PLC.

“Issuer” means Barclays Bank PLC.

“Issue Date” means 11 April 2008, the date on which the Series 5 Dollar Preference Shares are first issued.

“Ordinary Shares” means ordinary shares in the capital of the Issuer.

“Paying Agent” means the Principal Paying Agent or any Paying Agent appointed from time to time by the Issuer in respect of the Series 5 Dollar Preference Shares.

“Payment Business Day” means a dollar business day and, in the case of a presentation or surrender of a Series 5 Dollar Preference Share, a day (other than a Saturday or Sunday) on which commercial banks are open for business in the place of the specified office of the relevant Paying Agent to whom the same is presented or surrendered.

“Preference Dividend” has the meaning set out in paragraph 2(i) above.

“principal amount” has the meaning set out in paragraph 2(ii) above.

“Redemption Price” means, in relation to each Series 5 Dollar Preference Share which is being redeemed, an amount of:

(1)	U.S.$25; and

(2)	the Preference Dividend accrued thereon for the then current Dividend Period to the date fixed for redemption.

“Regulatory Event” means that the Series 5 Dollar Preference Shares are no longer eligible to qualify as Tier 1 Capital.

“Relevant Dividend Payment Date” has the meaning set out in paragraph 2(vi) above.

“qualifying person” means an individual who is a member, a person authorised under section 323 of the Companies Act 2006 to act as the representative of a corporation in relation to a meeting, or a person appointed as proxy of a member in relation to that meeting.

“Subsidiary” means each subsidiary for the time being of the Holding Company within the meaning of Section 736 of the Companies Act 1985.

“subsidiary” and “holding company” have the meanings given to them under Section 736 of the Companies Act 1985.

“Tier 1 Capital” has the meaning ascribed to such term in the FSA’s “General Prudential Sourcebook” or any successor publication replacing such sourcebook.

Exhibit 4

Company Number: 1026167

BARCLAYS BANK PLC

NOTICE OF GENERAL MEETING

NOTICE IS HEREBY GIVEN that a GENERAL MEETING of Barclays Bank PLC (the “Company”) will be held at 1 Churchill Place, London E14 5HP on 8 April 2008 at 5 p.m. for the purpose of considering and, if thought fit, passing the following resolution:

ORDINARY RESOLUTION

THAT, the authorised share capital of the Company be and is hereby increased by the creation of 150 million dollar preference shares of U.S.$0.25 each, such shares having attached thereto the rights and being subject to the limitations set out in the Articles of Association of the Company.

BY ORDER OF THE BOARD

/s/ P.A. Gonsalves
JOINT SECRETARY

Dated: 8 April 2008

Registered office:

1 Churchill Place

London E14 5HP

NOTE

A member entitled to attend and vote at the meeting is also entitled to appoint one or more proxies to attend and, on a poll, vote instead of such member. The proxy need not be a member of the Company.

Exhibit 5

EXECUTION COPY

BARCLAYS PLC

DEED OF COVENANT

relating to

Up to U.S.$ 2,875,000,000 8.125 per cent. Non-Cumulative

Callable Preference Shares of

BARCLAYS BANK PLC

DEED OF COVENANT

Preference Shares of U.S.$0.25 each of Barclays Bank PLC

THIS DEED POLL is executed as a deed on 11 April 2008 by BARCLAYS PLC (registered number 48839) whose registered office is at 1 Churchill Place, London E14 5HP, United Kingdom (“Barclays”).

RECITALS:

(A)	Barclays Bank PLC (registered number 1026167) whose registered office is at 1 Churchill Place, London E14 5HP, United Kingdom (the “Issuer”), a wholly-owned subsidiary of Barclays, proposes to issue and allot up to U.S.$2,875,000,000 in aggregate value of 8.125 per cent. Non-cumulative Callable Preference Shares, Series 5, having a nominal value of U.S.$0.25 each (the “Preference Shares”) (equal to 115,000,000 Preference Shares) and constituting core tier 1 capital of the Issuer for regulatory purposes pursuant to the requirements of the United Kingdom’s Financial Services Authority in force as at the date hereof. The Preference Shares will be represented by a Global Preference Share, which will be exchangeable for preference shares in individual, certificated, registered form in the circumstances specified therein.

(B)	The proposed terms of the Preference Shares contemplate that if a dividend thereon is not paid in full on any dividend payment date then both the Issuer and Barclays will be subject to restrictions on making distributions in respect of their respective share capital until a dividend is next paid in full on the Preference Shares.

(C)	Having regard to the reasons why the Issuer is proceeding with, and the perceived benefit to the Barclays Group arising from, this issue of Preference Shares, and having regard to similar restrictions accepted by Barclays in other tier 1 capital issues by the Issuer, Barclays has agreed to accept this restriction in connection with the issue of the Preference Shares and is entering into this Deed to give effect to this restriction.

OPERATIVE TERMS

1.	DEFINITIONS

In this Deed terms defined in the Recitals shall have the meanings given therein and the following terms shall have the following meanings:

“Articles” means the Articles of Association of the Issuer, as in effect from time to time;

“Barclays Group” means Barclays and its subsidiaries;

“Dividend Payment Date” means 15 March, 15 June, 15 September and 15 December in each year from (and including) 15 June 2008 until (and including) the date on which all the Preference Shares are redeemed;

“Dividend Restriction” has the meaning set out in clause 3 hereof;

“Holder” means any person (other than Barclays or any subsidiary) who is a holder of one or more Preference Shares;

“person” means any person, firm, trust estate, corporation, association, co-operative, government or government agency or other entity;

“Preference Dividend” means the non-cumulative preferential dividend to be paid in respect of the Preference Shares in accordance with the Articles and the Terms of the Preference Shares;

“Registrar” means The Bank of New York, London office or its successor as registrar pursuant to an agency agreement to be entered into on or about the date of issue of the Preference Shares between the Issuer, the registrar, the principal paying agent and the other paying agent named therein;

“Relevant Dividend Payment Date” has the meaning set out in clause 2 hereof;

“subsidiary” has the meaning given to it under section 736 of the Companies Act 1985; and

“Terms of the Preference Shares” means the Terms of the Preference Shares adopted by resolution of the Issuer on 9 April 2008.

2.	APPLICATION OF DIVIDEND RESTRICTION

Barclays hereby unconditionally and irrevocably covenants for the benefit of each Holder that the Dividend Restriction shall apply to and be binding on it from (and including) any Dividend Payment Date (the “Relevant Dividend Payment Date”) on which the Preference Dividend is either (1) not paid in full or (2) a sum is not set aside to provide for its payment in full, until the earlier of (a) the Dividend Payment Date on which the Issuer next pays (or sets a sum aside to provide for the payment of) a Preference Dividend in full and (b) the date on or by which all of the Preference Shares are either redeemed in full or purchased by or for the account of the Issuer, in each case in accordance with the Articles and the Terms of the Preference Shares.

3.	DIVIDEND RESTRICTION

The “Dividend Restriction” means that Barclays shall not at any time during the period of application of the Dividend Restriction pursuant to clause 2 hereof (a) pay a dividend (other than payment by it of a final dividend declared by its shareholders prior to the Relevant Dividend Payment Date) on any of its ordinary shares, other preference shares or, if applicable, other share capital ranking pari passu with or junior to the Preference Shares in respect of dividend payments and rights in liquidation or (b) redeem, purchase, reduce or otherwise acquire any of its ordinary shares, preference shares or other share capital ranking pari passu with or junior to the Preference Shares in respect of dividend payments and rights in liquidation (or set aside any sum or establish any sinking fund for the redemption, purchase or other acquisition thereof).

4.	COVENANT TO CONTINUE IN FULL FORCE AND EFFECT

4.1	This Deed shall remain in full force and effect irrespective of the validity, regularity, legality or enforceability against the Issuer of, or of any defence or counterclaim whatsoever available in relation to, any provisions of the Terms of the Preference Shares, whether or not any action has been taken to enforce the same or any judgment obtained against the Issuer or any other person and whether or not any circumstances have occurred which might otherwise constitute a legal or equitable discharge of, or defence to, Barclays.

4.2	In the event that any of the terms or provisions of this Deed are or shall become invalid, illegal or unenforceable, the remaining terms and provisions hereof shall survive unaffected.

5.	DEPOSIT OF DEED

This Deed shall be deposited with and held by the Registrar until all the obligations of Barclays under it have been discharged in full. Barclays hereby acknowledges the right of each Holder to the production of, and the right of each Holder to obtain a copy of, this Deed from the Registrar.

6.	AMENDMENT

Except for any modification or waiver of the terms of this Deed which do not adversely affect the rights of Holders (for which no sanction will be required), the terms of this Deed may be modified or waived only by deed executed by Barclays with the prior sanction of a special resolution passed at a separate general meeting of the Holders.

7.	BENEFIT NOT SEPARATELY TRANSFERABLE

This Deed is solely for the benefit of the Holders and is not transferable separately from their interests in respect of the Preference Shares.

8.	GOVERNING LAW

This Deed is governed by, and shall be construed in accordance with, English law.

IN WITNESS WHEREOF this Deed has been executed as a deed poll the day and year first written above.

THE COMMON SEAL of BARCLAYS PLC was affixed in the Execution of this Deed in the presence of:

Assistant Secretary

Authorised Sealing Officer

Exhibit 6

EXECUTION COPY

BARCLAYS BANK PLC

AND

THE BANK OF NEW YORK, LONDON OFFICE

AGENCY AGREEMENT

relating to

Up to U.S.$2,875,000,000

8.125 per cent. Non-Cumulative Callable Dollar

Preference Shares, Series 5

SCHEDULE 1	FORM OF GLOBAL PREFERENCE SHARE	12

SCHEDULE A	CONDITIONS	14

SCHEDULE B	NOMINAL AMOUNT OF PREFERENCE SHARES REPRESENTED BY THIS GLOBAL PREFERENCE SHARE	26

SCHEDULE 2	FORM OF DEFINITIVE PREFERENCE SHARE CERTIFICATE	28

This Agreement is made on 11 April 2008 between:

(1)	BARCLAYS BANK PLC of 1 Churchill Place, London E14 5HP (the “Issuer”); and

(2)	THE BANK OF NEW YORK, London Branch of One Canada Square, London E14 5AL (the “Principal Paying Agent”, “Paying Agent” and “Registrar”).

WHEREAS:

(A)	The Issuer has agreed to issue up to U.S.$2,875,000,000 in aggregate value of Non-Cumulative Callable Dollar Preference Shares to be known as its 8.125 per cent. Non-Cumulative Callable Dollar Preference Shares, Series 5 (the “Preference Shares”) (equal to 115,000,000 Preference Shares).

(B)	The Preference Shares will be represented by a Global Preference Share, which will be exchangeable for preference shares in individual, certificated, registered form (“Definitive Preference Shares”) in the circumstances specified therein.

NOW IT IS HEREBY AGREED AS FOLLOWS:

1.	INTERPRETATION

Terms defined in the Issuer’s Articles of Association (the “Articles”) have the same meanings in this Agreement, except where otherwise defined in this Agreement. In addition:

“Agents” means the Principal Paying Agent, the Registrar and the Paying Agent or any of them;

“Business Day” for purposes of the preference shares is a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City or London generally are authorised or obliged by law, regulation or executive order to close;

“Conditions” means the terms and conditions on which the Preference Shares are issued pursuant to the Articles, as set out in Schedule A of Schedule 1;

“Deposit Agreement” means the deposit agreement dated 25 April 2006 among The Bank of New York as depositary, the Issuer and the holders from time to time of American Depositary Shares issued thereunder, as the same may be amended, restated, supplemented or otherwise modified or replaced and in effect from time to time;

“Global Preference Share” means the share warrant to bearer which will be in the form of a global Preference Share, substantially in the form set out in Schedule 1;

“outstanding” means, in relation to the Preference Shares, all the Preference Shares issued except (a) those which have been redeemed in accordance with the Articles and the Conditions, (b) those which have been purchased and cancelled as provided in the Articles and the Conditions, (c) (for the purpose only of determining how many Preference Shares are outstanding and without prejudice to their status for any other purpose) those Preference Shares alleged to have been lost, stolen or destroyed and in respect of which replacement Preference Shares have been issued, and (d) the Global Preference Share to the extent that it shall have been exchanged for Definitive Preference Shares pursuant to its provisions; and “Preference Shares” means the 8.125 per cent. Non-Cumulative Callable Dollar Preference Shares, Series 5 and for the time being outstanding or, as the context may require, a specific number or value of them and includes the Global Preference Share and the Definitive Preference Shares.

The terms “Principal Paying Agent” and “Paying Agent” shall also include any additional or successor paying agent appointed in accordance with the provisions of this Agreement.

2.	APPOINTMENT AND DUTIES

The Issuer appoints the Principal Paying Agent and the Paying Agent as its agents and the Registrar as the registrar in respect of the Preference Shares at their respective specified offices referred to above and each Agent hereby agrees to such appointment. Except in Clause 14, references to the Agents are to them acting solely through such specified offices. Each Agent shall perform the duties required of it by the Articles, the Conditions and this Agreement. The obligations of the Agents are several and not joint.

3.	AUTHENTICATION AND EXCHANGE OF THE PREFERENCE SHARES

3.1	The Global Preference Share: On the date hereof, the Issuer shall deliver the duly executed Global Preference Share to the Principal Paying Agent. The Principal Paying Agent (or its agent on its behalf) shall authenticate (without liability or recourse) the Global Preference Share and return the Global Preference Share to or to the order of the Issuer for delivery to The Bank of New York as custodian for The Bank of New York as depositary and the issuer of American Depositary Receipts (“ADRs”) representing the Preference Shares. The ADRs will be issued pursuant to the Deposit Agreement.

3.2	Exchange of Global Preference Share: The Global Preference Share may be exchanged, in whole or in part, for Definitive Preference Shares in accordance with and in the circumstances described in the Global Preference Share and in accordance with Clause 8.3 of this Agreement.

4.	PAYMENT

4.1	Payments to Principal Paying Agent: The Issuer will, by 11.30 a.m. (London time) on each date on which any payment in respect of the Preference Shares becomes due, transfer, or arrange to be transferred to the Principal Paying Agent such amount as may be required for the purposes of such payment. The Issuer will confirm, or arrange to be confirmed on its behalf, to the Principal Paying Agent not later than 5.00 p.m. (London time) on the second Business Day prior to the due date for any such payment that irrevocable instructions have been issued by it or on its behalf for such payment to be made to the Principal Paying Agent. In this Clause, the date on which a payment in respect of the Preference Shares becomes due means the first date on which the holder of a Preference Share could claim the relevant payment (while any Preference Shares are in registered form) by transfer to an account as contemplated in the Articles and the Conditions, but disregarding the necessity for it to be a Business Day in any particular place of presentation.

4.2	Condition to payments by Paying Agent: The Principal Paying Agent will forthwith notify by facsimile the Paying Agent (if different from the Principal Paying Agent) and the Issuer if it has not by the time specified for its receipt received the full amount so payable on such date by the time specified for its receipt referred to in sub-Clause 4.1 or if for any other reason(s) it cannot or will not be able to make payments on the due date in accordance with the Articles and the Conditions, stating the reason(s) therefor.

4.3	Payments by Paying Agent: Unless it receives a notification from the Principal Paying Agent under sub-Clause 4.2, the Paying Agent (if different from the Principal Paying Agent) will, subject to and in accordance with the requirements of this Agreement, the Articles and the Conditions, pay or cause to be paid on behalf of the Issuer on and after each due date therefor the amounts due in respect of the Preference Shares and will be entitled to claim any amounts so paid from the Principal Paying Agent. If any payment provided for in sub-Clause 4.1 is made late but otherwise in accordance with this Agreement, the Paying Agent will nevertheless make such payments in respect of the Preference Shares. However, unless and until the full amount of any such payment has been made to the Principal Paying Agent, the Paying Agent will not be bound to make such payments.

4.4	Reimbursement of Paying Agent: The Principal Paying Agent will on demand promptly reimburse the Paying Agent for payments in respect of the Preference Shares properly made by it in accordance with the Articles, the Conditions and this Agreement.

4.5	Late Payment: If the Principal Paying Agent has not by the due date for any payment in respect of the Preference Shares received the full amount payable on such date but receives it later, it will forthwith give notice to the Paying Agent that it has received such full amount.

4.6	Payments by Principal Paying Agent: If the Principal Paying Agent is the sole Paying Agent, the Principal Paying Agent will, subject to and in accordance with the Articles and the Conditions, pay or cause to be paid on behalf of the Issuer on and after each due date therefor the amounts due in respect of the Preference Shares and sub-Clauses 4.3 to 4.5 shall be construed accordingly.

4.7	Method of payment to Principal Paying Agent: All sums payable to the Principal Paying Agent hereunder will be paid in U.S. dollars and in immediately available or same day funds to such U.S. dollar denominated account with such bank as the Principal Paying Agent may from time to time notify to the Issuer.

4.8

Moneys held by Principal Paying Agent: The Principal Paying Agent may deal with moneys paid to it under this Agreement in the same manner as other moneys paid to it as a banker by its customers and shall not be liable to account to the Issuer for any interest thereon, save as may otherwise be agreed between the Issuer and the Principal Paying Agent. No Agent shall exercise any lien, right of set-off or similar claim in respect of them. Unless required by law, moneys held by the Principal Paying Agent need not be segregated.

4.9	Partial Payments: If on presentation of a Preference Share only part of the amount payable in respect of it is paid (except as a result of a deduction of tax permitted by the Articles and the Conditions), the Principal Paying Agent shall procure that such is enfaced with a memorandum of the amount paid and the date of payment.

5.	REPAYMENT

If claims in respect of any Preference Shares (including any payments thereunder) become void under the Articles or the Conditions, the Principal Paying Agent shall forthwith repay to the Issuer the amount which would have been due if presentations for payment had been made before such claims became void. The Principal Paying Agent shall not however be otherwise required or entitled to repay any sums received by it under this Agreement.

6.	EARLY REDEMPTION

6.1	Notice of Redemption: If the Issuer intends to redeem the Preference Shares in accordance with the Articles and the Conditions it shall, at least 14 days before the latest date for the publication of the notice of redemption required to be given to holders of the Preference Shares, give notice of its intention to the Principal Paying Agent stating the date on which such Preference Shares are to be redeemed and the Principal Paying Agent shall so advise the Paying Agent.

6.2	Redemption Notice: The Principal Paying Agent shall at the request of the Issuer give to the Paying Agent (if different from the Principal Paying Agent) and to the holders of the Preference Shares the notice required in connection with such redemption. Such notice shall specify the date fixed for redemption, the redemption price and the manner in which redemption will be effected and will be given in accordance with the Articles and the Conditions.

7.	CANCELLATION, DESTRUCTION AND RECORDS

7.1	Cancellation by Paying Agent: All Preference Shares which are redeemed shall be cancelled forthwith by the Agent by or through which they are redeemed or paid. Such Agent (if such agent is not the Principal Paying Agent) shall send to the Principal Paying Agent the details required by the Principal Paying Agent for the purposes of this Clause and the cancelled Preference Shares.

7.2	Cancellation by Issuer: If the Issuer purchases any Preference Shares which are to be cancelled after such purchase, the Issuer shall forthwith cancel them or procure their cancellation.

7.3	Certification of Payment Details: The Principal Paying Agent shall within three months after the date of any such redemption or payment send to the Issuer a certificate stating (1) the aggregate value of Preference Shares which have been redeemed and cancelled and (2) the certificate numbers of such Preference Shares.

7.4	Destruction: Unless otherwise instructed by the Issuer, the Principal Paying Agent (or its designated agent) shall destroy the cancelled Preference Shares in its possession and upon written request will send the Issuer a destruction certificate giving the certificate numbers of such Preference Shares in numerical sequence and the total numbers by maturity date.

7.5	Records: The Principal Paying Agent shall keep a full and complete record of the payment, redemption, replacement, surrender, exchange, cancellation and destruction (as the case may be) of all Preference Shares. It shall make such record available at all reasonable times to the Issuer and any persons authorised by it and any Paying Agent.

8.	DUTIES OF THE REGISTRAR

8.1	Register: Upon instruction by the Issuer on the date hereof, the Registrar will enter the name of Citigroup Global Markets Inc. on the register of members of the Issuer (the “Register”) as holder of the Preference Shares.

8.2	Amendment of Register: Immediately upon receipt of a request by Citigroup Global Markets Inc. for the issue of the Preference Shares in the form of a share warrant to bearer, the Issuer shall cause the Global Preference Share to be issued in bearer form and immediately thereafter, the Registrar shall strike out of the Register the name of Citigroup Global Markets Inc. as holder of the Preference Shares and enter in the Register the following details:

8.2.1	the fact of the issue of the Global Preference Share;

8.2.2	a statement of the Preference Shares included in the Global Preference Share; and

8.2.3	the date of issue of the Global Preference Share.

8.3	Exchange for Definitive Preference Shares: Upon presentation at its specified office of the Global Preference Share (in whole or in part), the Registrar will, unless otherwise instructed by the Issuer, exchange such Global Preference Share for Definitive Preference Shares in accordance with the terms of the Global Preference Share and by entering the name of the holder thereof in the Register and issuing to such holder a certificate made out in such holder’s name substantially in the form set out in Schedule 2, whereupon the Issuer will make available to the Registrar and to the Paying Agent in its capacity as transfer agent hereunder (the “Transfer Agent”) regulations relating to the transfer of Definitive Preference Shares.

8.4	Deed of Covenant: For so long as the Preference Shares remain outstanding, the Registrar shall keep possession of the deed of covenant dated 11 April 2008 and executed by Barclays PLC.

9.	NOTICES

9.1	Publication: At the request and expense of the Issuer, the Principal Paying Agent shall arrange for the publication of all notices to holders of Preference Shares. Notices to holders of Preference Shares shall be published in accordance with the Articles and the Conditions.

9.2	Notices received by Paying Agent: The Paying Agent shall promptly forward any written notice received by it from any holder of Preference Shares to the Principal Paying Agent who shall promptly furnish to the Issuer a copy of each such and any other notice received by it from any holder of Preference Shares or the Paying Agent, as the case may be.

10.	DOCUMENTS AND FORMS

The Issuer shall send to the Agents:

10.1	sufficient copies of all documents required by the Preference Shares, the prospectus relating to the Preference Shares or any Stock Exchange on which the Preference Shares are listed from time to time to be available for issue or inspection (and the Agents shall make them so available to the holders of Preference Shares); and

10.2	as required, forms of voting certificates and block voting instructions, together with instructions as to how to complete, deal with and record the issue of such forms (and the Agents shall make such documents available to the holders of Preference Shares).

11.	VOTING

The Registrar may be appointed under Article 15(e) as the person with whom the Preference Shares may be deposited to enable the holder to vote at a meeting.

12.	INDEMNITY

12.1	By Issuer: The Issuer will indemnify and hold harmless each Agent and its directors, officers, employees or agents (in this sub-Clause, each an “Indemnified Party”) against any loss, liability, cost, claim, action, demand or expense (including, but not limited to, all reasonable costs, charges and expenses paid or incurred in disputing or defending any of the foregoing) which such Indemnified Party may incur or which may be made against it arising out of or in relation to or in connection with its appointment or the exercise of its functions, except such as may result from a breach by it of this Agreement or its wilful default, negligence or bad faith or that of its directors, officers, employees or agents.

If any action, proceeding, claim or demand shall be brought or asserted against an Indemnified Party in respect of which indemnity may be sought from the Issuer as herein provided, the Indemnified Party shall promptly notify the Issuer in writing, and the Issuer shall have the option to assume the defence thereof, including the employment of legal advisers approved by the Indemnified Party (such approval not to be unreasonably withheld), and shall pay all expenses relating thereto. Where the Issuer has assumed such defence the Issuer shall keep the Indemnified Party informed of material developments in the conduct of such defence and shall have reasonable regard to any requests made by the Indemnified Party regarding such conduct. The Indemnified Party shall have the right to employ separate legal advisers in any such action and defend or participate in the defence thereof, but the fees and expenses of such legal advisers shall be borne by the Indemnified Party, unless the employment thereof has been specifically authorised by the Issuer or the Issuer has failed to assume such defence and employ legal advisers for such purpose. The Issuer shall not be liable to indemnify the Indemnified Party for any settlement of any such action, proceeding, claim or demand effected without the consent of the Issuer.

12.2	By Agents: Each Agent shall indemnify and hold harmless the Issuer and its directors, officers, employees or agents (in this sub-Clause, each an “Indemnified Party”) against any loss, liability, cost, claim, action, demand or expense (including, but not limited to, all reasonable costs, charges and expenses paid or incurred in disputing or defending any of the foregoing) which such Indemnified Party may incur or which may be made against it as a result of a breach by that Agent of this Agreement or its wilful default, negligence or bad faith or that of its directors, officers, employees or agents, and excluding any taxes incurred by any Indemnified Party on its or his actual net income, profits or gains.

12.3	Notwithstanding the foregoing, an Agent will not be liable to the Issuer or any other party to this Agreement for any consequential loss (being loss of business, goodwill, opportunity or profit) or any special or punitive damages of any kind whatsoever, whether or not foreseeable and even if advised of the possibility of such loss or damage, arising other than as a result of such Agent’s own negligence, wilful default or bad faith.

12.4	The indemnities contained in this Clause 12 shall survive the termination or expiry of this Agreement.

13.	GENERAL

13.1	No agency or trust: In acting under this Agreement, the Agents shall have no obligation towards or relationship of agency or trust with any holder of a Preference Share and need only perform the duties set out specifically in this Agreement, the Articles and the Conditions and any duties necessarily incidental to them.

13.2	Holder to be treated as owner: Except as otherwise ordered by a court of competent jurisdiction or required by law or otherwise instructed by the Issuer, each Agent will treat the holder of a Preference Share as its absolute owner as provided in the Articles and the Conditions and will not be liable for doing so.

13.3	No lien: No Agent shall exercise any lien, right of set-off or similar claim against any holder of a Preference Share in respect of moneys payable by it under this Agreement.

13.4	Legal advice: Each Agent may, acting reasonably, consult on any legal matter any legal adviser selected in good faith by it, who may be an adviser to the Issuer, and it shall not be liable in respect of anything done, or omitted to be done, relating to that matter in good faith in accordance with that adviser’s opinion.

13.5	Reliance on documents etc.: No Agent shall be liable in respect of anything done or suffered by it in reliance on a Preference Share or other document reasonably believed by it to be genuine and to have been signed by the proper parties or on information to which it should properly have regard and reasonably believed by it to be genuine and to have been originated by the proper parties.

13.6	Other relationships: Any Agent and any other person, whether or not acting for itself, may acquire, hold or dispose of any Preference Share or other security (or any interest therein) of the Issuer or any other person, may enter into or be interested in any contract or transaction with any such person and may act on, or as depositary, trustee or agent for, any committee or body of holders of securities of any such person in each case with the same rights as it would have had if that Agent were not an Agent and need not account for any profit.

13.7	No implicit duties: The Agents shall be obliged to perform such duties, and only such duties, as are specifically set forth in this Agreement and the Conditions and any duties necessarily incidental to them. No implied duties or obligations shall be read into this Agreement or the Conditions. None of the Agents shall be under any obligation to take any action hereunder which it expects, and has thus notified the Issuer in writing, may involve it in any expense or liability the payment of which within a reasonable time is not, in its reasonable opinion, assured to it.

14.	CHANGES IN AGENTS

14.1	Appointment and Termination: The Issuer may at any time appoint additional Paying Agents and/or terminate the appointment of any Agent by giving to the Principal Paying Agent and the Agent (if such agent is not the Principal Paying Agent) at least 30 days’ notice to that effect, which notice shall expire at least 30 days before or after any due date for payment of any Preference Shares.

14.2	Resignation: Any Agent may resign its appointment at any time by giving the Issuer and the Principal Paying Agent (if such agent is not the Principal Paying Agent) at least 60 days’ notice to that effect, which notice shall expire at least 30 days before or after any due date for payment of any Preference Shares.

14.3	Condition to Resignation or Termination: No resignation or (subject to sub-Clause 14.5) termination of the appointment of the Principal Paying Agent shall, however, take effect until a new Principal Paying Agent (which shall be a bank or trust company) has been appointed and no resignation or termination of the appointment of a Paying Agent shall take effect if there would not then be Paying Agents as required by the Conditions. The Issuer agrees with the Principal Paying Agent that if, by the day falling 10 days before the expiry of any notice under this Clause, the Issuer has not appointed a replacement Paying Agent, then the Principal Paying Agent shall be entitled, on behalf of the Issuer, to appoint as Paying Agent in its place any reputable financial institution of good standing which the Issuer shall approve.

14.4	Change of Office: If an Agent changes the address of its specified office in a city it shall give the Issuer and the Principal Paying Agent (if such agent is not the Principal Paying Agent) at least 45 days’ prior notice of the change, giving the new address and the date on which the change takes effect.

14.5	Automatic Termination: The appointment of an Agent shall forthwith terminate if at any time such Agent becomes incapable of acting, is adjudged bankrupt or insolvent, files a voluntary petition in bankruptcy, makes an assignment for the benefit of its creditors, consents to the appointment of a receiver, administrator or other similar official of all or a substantial part of its property or admits in writing its inability to pay or meet its debts as they mature or suspends payment thereof, or if a resolution is passed or an order made for the winding up or dissolution of such Agent, a receiver, administrator or other similar official of such Agent or all or a substantial part of its property is appointed, a court order is entered approving a petition filed by or against it under applicable bankruptcy or insolvency law or a public officer takes charge or control of such Agent or its property or affairs for the purpose of rehabilitation, conservation or liquidation.

14.6	Delivery of records: If the Principal Paying Agent resigns or its appointment is terminated, it shall, on the date the resignation or termination takes effect, pay to the new Principal Paying Agent any amount held by it for payment of the Preference Shares and deliver to the new Principal Paying Agent the records kept by it and all Preference Shares held by it pursuant to this Agreement.

14.7	Successor Corporations: A corporation into which an Agent is merged or converted or with which it is consolidated or which results from a merger, conversion or consolidation to which it is a party shall, to the extent permitted by applicable law, be the successor Agent under this Agreement without further formality. The Agent concerned shall forthwith notify such an event to the other parties to this Agreement and to the holders of the Preference Shares in accordance with the Articles.

14.8	Notices: The Principal Paying Agent shall give holders of the Preference Shares at least 30 days’ notice of any proposed appointment, termination, resignation or change under sub-Clauses 14.1 to 14.4 of which it is aware, and, as soon as practicable, notice of any succession under sub-Clause 14.7 of which it is aware. The Issuer shall give holders of the Preference Shares, as soon as practicable, notice of any termination under sub-Clause 14.5 of which it is aware.

15.	COMMISSIONS, FEES AND EXPENSES

15.1	Fees: The Issuer will pay to the Principal Paying Agent the commissions, fees and expenses in respect of the Agents’ services as separately agreed with the Principal Paying Agent and the Issuer need not concern itself with their apportionment between the Agents.

15.2

Costs: The Issuer will also pay on demand, against presentation of such invoices and receipts as it may reasonably require, all reasonable out-of-pocket expenses (including legal, advertising, telex and postage expenses) properly incurred by the Agents in connection with their services together with any applicable value added tax and stamp, issue, documentary or other similar taxes and duties (but, notwithstanding anything else in this Agreement, excluding any taxes incurred by the Agents on their actual net income, profits or gains).

16.	COMMUNICATIONS

16.1	Notices: Any communication shall be by letter, telex or fax:

in the case of the Issuer, to it at:

Churchill Place

London E14 5HP

Fax no.	+44 (0) 20 7773 1626
Attention:	Capital Issuance and Securitisation, Barclays Treasury

and, in the case of the Agents, to it care of the Principal Paying Agent:

The Bank of New York

One Canada Square

London E14 5AL

Fax no:	+44 (0) 20 7964 2536
Attention:	Corporate Trust Administration

or any other address of which written notice has been given to the parties in accordance with this Clause. Such communications will take effect, in the case of a letter, when delivered or, in the case of telex or fax, when despatched. Communications not by letter shall be confirmed by letter but failure to send or receive the letter of confirmation shall not invalidate the original communication.

16.2	Notices through Principal Paying Agent: All communications relating to this Agreement between (1) either the Issuer or the Agents or both of them and (2) any of the Agents or between the Agents themselves shall be made (except where otherwise expressly provided) through the Principal Paying Agent.

17.	COUNTERPARTS

This Agreement may be executed in any number of counterparts, each of which when executed and delivered shall be an original, but all of which when taken together shall constitute a single Agreement.

18.	CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

A person who is not a party to this Agreement has no rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement.

19.	GOVERNING LAW AND SUBMISSION

19.1	Governing Law: This Agreement shall be governed by, and construed in accordance with, English law.

19.2	Jurisdiction: The courts of England are to have jurisdiction to settle any disputes which may arise out of or in connection with this Agreement and accordingly any legal action or proceedings arising out of or in connection with this Agreement (“Proceedings”) may be brought in such courts. Each of the Issuer and the Agents irrevocably submits to the jurisdiction of such courts and waives any objection to Proceedings in such courts whether on the ground of venue or on the ground that the Proceedings have been brought in an inconvenient forum. These submissions shall not limit the right of any party to take Proceedings in any other court of competent jurisdiction nor shall the taking of Proceedings in any one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction (whether concurrently or not).

SCHEDULE 1

FORM OF GLOBAL PREFERENCE SHARE

ISIN: US06739H3628

CUSIP: 06739H362

BARCLAYS BANK PLC

(Incorporated with limited liability in England and Wales)

U.S.$2,500,000,000

8.125 per cent. Non-Cumulative Callable Dollar Preference Shares, Series 5 (the “Preference Shares”)

Global Preference Share

THIS IS TO CERTIFY that the bearer of this Global Preference Share is entitled to 100,000,000 fully paid Preference Shares of nominal value U.S.$0.25 each and principal amount U.S.$25 each in the capital of Barclays Bank PLC, subject to the Memorandum and Articles of Association of the Issuer and the terms set out in Schedule A hereto.

Unless otherwise stated, capitalised terms used in this Global Preference Share shall have the meanings given to them in the Agency Agreement between the Issuer and the agents named therein dated 11 April 2008 (the “Agency Agreement”).

The aggregate nominal amount from time to time of this Global Preference Share shall be an amount equal to the aggregate nominal amount of the Preference Shares as shall be shown by the latest entry in the fourth column of Schedule B hereto, which shall be completed by or on behalf of the Principal Paying Agent upon the exchange of the whole or a part of this Global Preference Share for Definitive Preference Shares or the redemption or purchase and cancellation of Preference Shares represented hereby.

This Global Preference Share is exchangeable (free of charge to the holder) on or after the Exchange Date in whole or in part for Definitive Preference Shares:

(i)	by the Issuer giving notice to the Principal Paying Agent and the holder hereof of its intention to effect such exchange or

(ii)	by the holder hereof giving notice to the Principal Paying Agent of its election to exchange the whole or a part of this Global Preference Share for Definitive Preference Shares or

(iii)	otherwise, The Depository Trust Company (“DTC”) (or any clearing system as shall have been designated by the Issuer (the “Alternative Clearing System”) on behalf of which the ADRs relating to the Preference Shares may be held) notifies the Issuer that it is no longer willing or able to discharge properly its responsibilities as depositary with respect to the ADRs relating to the Preference Shares, or ceases to be a “Clearing Agency” registered under the Securities and Exchange Act of 1934 or is at any time no longer eligible to act as such and the Issuer is unable to locate a qualified successor within 90 days of receiving notice of such ineligibility on the part of DTC (or, as the case may be, such Alternative Clearing System).

“Exchange Date” means a day falling not less than 5 days after that on which the notice requiring exchange is given and on which banks are open for business in the city in which the specified office of the Principal Paying Agent is located and, except in the case of exchange pursuant to (iii) above, in the city in which DTC or, if relevant, the Alternative Clearing System, is located.

Any such exchange may be effected on or after an Exchange Date by the holder of this Global Preference Share surrendering this Global Preference Share or, in the case of a partial exchange, presenting it for endorsement to or to the order of the Principal Paying Agent. In exchange for this Global Preference Share, or part thereof to be exchanged, the Issuer shall deliver, or procure the delivery of, Definitive Preference Shares in an aggregate nominal amount equal to the nominal amount of this Global Preference Share submitted for exchange printed in accordance with any applicable legal and stock exchange requirements and substantially in the form set out in Schedule 2 to the Agency Agreement as supplemented and/or modified and/or superseded from time to time.

Except as otherwise described herein, this Global Preference Share is subject to the Articles and, until it is exchanged for Definitive Preference Shares, its holder shall be entitled to the same benefits as if it were the holder of the Definitive Preference Shares for which it may be exchanged and as if such Definitive Preference Shares had been issued on the date of this Global Preference Share.

This Global Preference Share shall not be valid or become obligatory for any purpose until authenticated by or on behalf of the Principal Paying Agent.

The Seal of the Issuer was affixed on 11 April 2008 in accordance with Article 127 of the Articles of Association in the presence of:

for and behalf of the Issuer

This Global Preference Share is authenticated by or on behalf of the Principal Paying Agent.

By:

Authorised Signatory

SCHEDULE A

CONDITIONS

The terms of, and rights attaching to, the Non-Cumulative Callable Preference Shares are contained in the Issuer’s Articles of Association and in a special resolution of the members of the Issuer passed on 9 April 2008 which provides as follows.

Barclays Bank PLC

NON-CUMULATIVE CALLABLE DOLLAR PREFERENCE SHARES, SERIES 5

TERMS AND CONDITIONS

(Adopted by a resolution of the shareholders of Barclays Bank PLC passed as a special resolution on 9 April 2008)

The Non-Cumulative Callable Dollar Preference Shares, Series 5 (the “Series 5 Dollar Preference Shares”) of Barclays Bank PLC (the “Issuer”) have attached thereto the terms and conditions set out below and are otherwise subject to the provisions of the Articles of Association of the Issuer (the “Articles”).

1.	General

The Series 5 Dollar Preference Shares will have a nominal value of U.S.$0.25 each and will be issued fully paid for cash in accordance with the terms of the underwriting agreement and pricing agreement relating thereto. The Series 5 Dollar Preference Shares will rank pari passu and rateably without any preference or priority among themselves and will rank in priority to the Ordinary Shares of the Issuer. A full description of the ranking of the Series 5 Dollar Preference Shares as regards participation in profits and on a return of capital is contained in paragraphs 2(i) and 3 below.

The Series 5 Dollar Preference Shares will, following their initial issue in registered form, be represented by a share warrant to bearer, within the meaning of the Companies Acts, in the form of a single global share warrant to bearer (the “Global Series 5 Dollar Preference Share”). The Global Series 5 Dollar Preference Share will be deposited with the custodian for The Bank of New York of 101 Barclay Street, Floor 21 West, New York, New York 10286, as depositary (the “Depositary”). The Global Series 5 Dollar Preference Share is exchangeable in whole or in part for definitive Series 5 Dollar Preference Shares, each in registered form in the circumstances set out in the Global Series 5 Dollar Preference Share.

2.	Dividends

(i)	Subject to paragraphs (iii) and (iv) below, each Series 5 Dollar Preference Share shall entitle the holder thereof to receive out of the profits of the Issuer available for distribution and permitted by law to be distributed a non-cumulative preferential dividend (the “Preference Dividend”), in priority to the payment of any dividend to the holders of Ordinary Shares and any other class of shares in the capital of the Issuer ranking junior to the Series 5 Dollar Preference Shares as regards participation in profits of the Issuer and pari passu in such regard with the holders of any other class of shares in the capital of the Issuer, (other than any shares which may be issued by the Issuer and which rank in priority, with the consent or sanction of the holders of the Series 5 Dollar Preference Shares given in accordance with the Articles, to the Series 5 Dollar Preference Shares as regards participation in such profits).

(ii)	Subject to paragraphs (iii) and (iv) below, Preference Dividends shall accrue at a fixed rate of 8.125 per cent. per annum on the principal amount of each Series 5 Dollar Preference Share, which Preference Dividends will be payable, subject as provided below, quarterly in arrear in U.S. dollars on 15 March, 15 June, 15 September and 15 December (each a “Dividend Payment Date”) in each year. The first payment of the Preference Dividend will be made on 15 June 2008 in respect of the period from (and including) 11 April 2008 to (but excluding) 15 June 2008. For the purposes of this paragraph (ii) “principal amount” means, in relation to each Series 5 Dollar Preference Share, U.S.$25. The Preference Dividend accruing in respect of any period from (and including) the most recent Dividend Payment Date (or if none, 11 April 2008) to (but excluding) the relevant payment date (the “Calculation Period”) will be calculated on the basis of the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months).

(iii)	Subject to paragraph (iv) below, the Preference Dividend for each Dividend Period shall be paid to the extent that payment can be made out of the profits of the Issuer available for distribution and permitted by law to be distributed. If a Preference Dividend is to be paid but the distributable profits of the Issuer available for distribution are insufficient (after payment in full, or the setting aside of a sum to enable the payment in full, of dividends expressed to be payable on the relevant Dividend Payment Date on any class of shares in the capital of the Issuer ranking pari passu with or in priority to the Series 5 Dollar Preference Shares as regards participation in the profits of the Issuer, and after payment in full, or the setting aside of a sum to enable the payment in full, of all dividends expressed to be payable on a date earlier than the relevant Dividend Payment Date on any class of shares in the capital of the Issuer that ranks pari passu with or in priority to the Series 5 Dollar Preference Shares in such regard and carries cumulative rights to dividends) then (subject to paragraph (iv) below) Preference Dividends shall be paid to the extent of the distributable profits on a pro rata basis so that:

(1)	the aggregate amount of Preference Dividends on the Series 5 Dollar Preference Shares;

(2)	the aggregate amount of dividends which are expressed to be payable on such date on each other class of shares which rank pari passu with the Series 5 Dollar Preference Shares with respect to sharing in profits; and

(3)	the aggregate amount of dividends paid or set aside for payment on such date on each other class of shares which rank pari passu with the Series 5 Dollar Preference Shares with respect to sharing in profits and carrying cumulative rights to dividends, on which dividends were expressed to be payable before such date, will bear to each other the same ratio as the full amounts of dividends:

(A)	expressed to be payable in aggregate on the Series 5 Dollar Preference Shares on such date;

(B)	expressed to be payable in aggregate on each such other pari passu ranking class of shares on which dividends are expressed to be payable on such date; and

(C)	paid, or set aside for payment of, in aggregate on each such other pari passu ranking class of shares carrying cumulative rights to dividends in respect of dividends expressed to be payable before such date, bear to each other.

(iv)	Notwithstanding paragraph (iii) above, on any Dividend Payment Date, at the Issuer’s discretion, the Preference Dividend which would otherwise be payable on such Dividend Payment Date may either not be payable at all or only be payable in part.

(v)	If a Preference Dividend on the Series 5 Dollar Preference Shares is not paid, or is paid only in part, pursuant to paragraphs (iii) or (iv) above, the holders of the Series 5 Dollar Preference Shares shall have no claim in respect of such non-payment or non-payment in part, as applicable. The Issuer shall have no obligation to pay the Preference Dividend accrued for the relevant Dividend Period or to pay interest thereon, whether or not Preference Dividends are paid on the Series 5 Dollar Preference Shares for any future Dividend Period.

(vi)

If a Preference Dividend is not paid in full on a Dividend Payment Date (the “Relevant Dividend Payment Date”) (or a sum is not set aside to provide for its payment in full), the Dividend Restriction shall apply. The “Dividend Restriction” means that neither the Issuer nor the Holding Company may (a) pay a dividend (other than payment by the Holding Company of a final dividend declared by its shareholders prior to the Relevant Dividend Payment Date, or a dividend paid by the Issuer to the Holding Company or to another wholly-owned Subsidiary) on any of their respective ordinary shares, preference shares or other share capital ranking pari passu with or junior to the Series 5 Dollar Preference Shares in respect to dividend payments and rights in liquidation or (b) redeem, purchase, reduce or otherwise acquire any of their respective ordinary shares, preference shares or other share capital ranking pari passu with or junior to the Series 5 Dollar Preference Shares in respect of dividend payments and rights in liquidation, other than shares of the Issuer held by the Holding Company or a wholly-owned Subsidiary (or set aside any sum or establish any sinking fund for the redemption, purchase or other acquisition thereof), until the earlier of (1) the Dividend Payment Date on which the Issuer next pays (or sets aside a sum to provide for the payment of) a Preference Dividend in full and (2) the date on or by which all of the Series 5 Dollar Preference Shares are either redeemed in full or purchased by or for the account of the Issuer, in each case in accordance with the Articles and the terms of the Series 5 Dollar Preference Shares.

If the Board considers that paying all or any part of any Preference Dividend on the Series 5 Dollar Preference Shares would result in a breach of the applicable capital adequacy requirements of the FSA, that part of that Preference Dividend which would result in a breach of the capital adequacy requirements of the FSA will not be paid.

(vii)	Any Preference Dividend unclaimed after a period of 12 years from the date when it first became due for payment shall be forfeited and shall revert to the Issuer and the payment by the Board of any unclaimed Preference Dividend or other sum payable on or in respect of a share into a separate account shall not constitute the Issuer a trustee in respect of it.

(viii)	No dividend or other moneys payable on or in respect of the Series 5 Dollar Preference Shares shall bear interest as against the Issuer.

3.	Capital

In the event of a winding-up or any other return of capital (other than a redemption or purchase by the Issuer of any of its issued shares, or a reduction of share capital, permitted by the Articles and under applicable law), the assets of the Issuer available for distribution among the members shall be applied in paying to the holders of the Series 5 Dollar Preference Shares pari passu in proportion to the amounts paid up or credited as paid up on the Series 5 Dollar Preference Shares in priority to any payment to the holders of Ordinary Shares and any other class of shares in the capital of the Issuer then in issue ranking junior to the Series 5 Dollar Preference Shares on such a return of capital and pari passu with the holders of any other class of shares in the capital of the Issuer then in issue (other than any class of shares in the capital of the Issuer then in issue which rank in priority, with the consent or sanction of the holders of the Series 5 Dollar Preference Shares given in accordance with the Articles, to the Series 5 Dollar Preference Shares on a winding-up or other such return of capital) an amount per Series 5 Dollar Preference Share equal to the aggregate of:

(i)	U.S.$25; and

(ii)	the Preference Dividend accrued thereon for the then current Dividend Period to the date of the commencement of the winding-up or other such return of capital.

After payment of the full amount of the liquidating distributions to which they are entitled, the holders of the Series 5 Dollar Preference Shares shall not be entitled to participate further in the assets of the Issuer available for distribution among the members. In the event of the sale of all or substantially all of the assets of the Issuer, the distribution to the shareholders of the Issuer of all or substantially all of the consideration for such sale, unless such consideration (apart from assumption of liabilities) or the net proceeds thereof consists entirely of cash, will not be deemed to be a return of capital in respect of the winding-up of the Issuer.

4.	Redemption

(i)	The Issuer may, on giving one month’s prior written notice to the FSA (if required) and upon not less than 30 nor more than 60 days’ notice, redeem some or all of the Series 5 Dollar Preference Shares on 15 June 2013 and on any Dividend Payment Date thereafter at the Redemption Price.

(ii)	If a Regulatory Event occurs, the Issuer may, upon not less than 30 nor more than 60 days’ notice, which notice shall be irrevocable, redeem all but not some only of the Series 5 Dollar Preference Shares at the Redemption Price. Any redemption pursuant to this paragraph 4(ii) shall be subject to the following conditions:

(A)	the Issuer must be in compliance with its capital adequacy requirements as provided in the Capital Regulations (except to the extent that the FSA no longer so requires) both at the time when the notice of redemption is given and immediately following such redemption;

(B)	any such redemption of the Series 5 Dollar Preference Shares prior to 15 June 2013 shall be subject to (i) the prior consent of the FSA (if required) and (ii) the Regulatory Event occurring as a result of a change of law or regulation in the United Kingdom or a change in the interpretation of such law or regulation by any court or authority entitled to do so; and

(C)	for any such redemption of the Series 5 Dollar Preference Shares after 15 June 2013, the Issuer must provide at least one month’s prior written notice to the FSA (if required).

(iii)	Any redemption of Series 5 Dollar Preference Shares pursuant to paragraph 4(i) or 4(ii) above will be subject to and effected in the manner provided in the Articles and will be subject to the Companies Acts and all other laws and regulations applying to the Issuer.

(iv)	In the event that payment of the Redemption Price in respect of any Series 5 Dollar Preference Share is improperly withheld or refused, the Preference Dividend on such Series 5 Dollar Preference Share shall continue to accrue, at the then applicable rate, from the date fixed for redemption to the date of payment of such redemption price. If the due date for payment of any amount of redemption moneys is not a dollar business day, then payment of such amount will be made on the next succeeding dollar business day, without any interest or payment in respect of such delay.

5.	Purchases

The Issuer may at any time purchase, or cause to be purchased for its account, all or any of the Series 5 Dollar Preference Shares, subject to the provisions of the Companies Acts, the Articles and all other applicable rules and regulations and subject to the consent of or prior notification to the FSA (if required), at any price. The Issuer shall not be required to select the shares to be purchased rateably or in any other particular manner as between the holders of Series 5 Dollar Preference Shares or as between them and the holders of shares of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares.

6.	Form and Transfer

Title to Series 5 Dollar Preference Shares represented by a share warrant to bearer will pass by delivery of the relevant bearer share warrants. Title to Series 5 Dollar Preference Shares in registered form will pass by transfer and registration on the register for the Series 5 Dollar Preference Shares.

The bearer of any share warrant for the Series 5 Dollar Preference Shares and the persons (if any) in whose names Series 5 Dollar Preference Shares are for the time being registered, shall (to the fullest extent permitted by applicable law) be deemed to be, and shall be treated as, the holders and absolute owners of the relevant Series 5 Dollar Preference Shares for the purpose of receiving payment in respect thereof and for all other purposes (notwithstanding any notice of ownership or writing thereon or any notice of previous loss or theft thereof or any trust or other interest therein), whether or not any payment in respect of the Series 5 Dollar Preference Shares shall be overdue.

Each exchange or registration of transfer of Series 5 Dollar Preference Shares in registered form will, subject to and in accordance with the Articles, be effected by entry on the register for the Series 5 Dollar Preference Shares kept by the Issuer’s registrar at its office in the United Kingdom. No fee shall be charged on the registration of any instrument of transfer or other instrument relating to or affecting the title to the Series 5 Dollar Preference Shares, but the person requesting such registration will be required to pay any related taxes, stamp duties or other governmental charges.

Upon presentation to the Issuer’s registrar at its office in the United Kingdom, a share warrant to bearer may be exchanged for the relevant Series 5 Dollar Preference Shares in registered form, in which event the holder of the share warrant to bearer will be registered as a holder of the Series 5 Dollar Preference Shares in the register of members of the Issuer and will receive a certificate made out in such holder’s name. The exchange of Series 5 Dollar Preference Shares represented by a share warrant to bearer for Series 5 Dollar Preference Shares in registered form will also be subject to applicable UK tax laws and regulations in effect at the time of the exchange. No exchange will be made unless any resulting taxes, stamp duties or other governmental charges have been paid to the Issuer. Series 5 Dollar Preference Shares in registered form will not be exchangeable, in whole or in part, for Series 5 Dollar Preference Shares represented by a share warrant to bearer.

7.	Payments

Payments in respect of any amount payable by way of dividend or on redemption in respect of the Series 5 Dollar Preference Shares in bearer form will be made against presentation and, where applicable on redemption, surrender of the relevant share warrant to bearer at the specified office of the Principal Paying Agent or the Paying Agent. Each such payment will be made, at the option of the payee, by a dollar cheque drawn on, or by transfer to a dollar account maintained by the payee with, a branch of a bank in London or New York.

A record of each payment made on a share warrant to bearer will be made on or in relation to such share warrant to bearer by the Principal Paying Agent or the Paying Agent to which the share warrant to bearer is presented for the purposes of making such payment and such record shall be prima facie evidence that the payment in question has been made.

Payments in respect of any amount payable by way of dividend or on redemption in respect of the Series 5 Dollar Preference Shares in registered form will be made by cheque or warrant sent by post to the registered address of the holder, or in the case of joint holders, to any one of them, or, upon request of the holder or joint holders not later than the date specified for such purpose in the notice of redemption, by bank transfer to a U.S. dollar denominated account maintained by the holder, details of which are notified by the holder in writing to the Issuer.

In the case of payments in respect of Series 5 Dollar Preference Shares, if the due date for payment or any later date upon which the relevant share warrant is presented for payment is not a Payment Business Day, then payment of such amount will be made on the next succeeding Payment Business Day, without any liability on the part of the Issuer to pay interest thereon or any compensation in respect of such delay.

Payments in respect of amounts payable by way of dividend and on redemption on the Series 5 Dollar Preference Shares will be subject in all cases to any applicable fiscal or other laws and other regulations.

8.	Voting

The holders of Series 5 Dollar Preference Shares shall not be entitled to receive notice of, or to attend or vote at, any general meeting of the Issuer.

9.	Variations of Rights and Further Issues

(i)	Save with the sanction of a special resolution passed at a separate general meeting of the holders of Series 5 Dollar Preference Shares then in issue or with the consent in writing of the holders of three-fourths of the issued Series 5 Dollar Preference Shares, the Board shall not authorise or create, or increase the amount of, any shares of any class, or any security convertible into shares of any class, ranking as regards participation in the profits or assets of the Issuer (other than on a redemption or purchase by the Issuer of any such share, or a reduction of share capital, permitted by the Articles and under applicable law) in priority to the Series 5 Dollar Preference Shares. Any such separate general meeting shall be convened and conducted in all respects as nearly as possible in the same way as a general meeting of the Issuer and rights to be given notice thereof and to attend and vote thereat shall be as provided in the Articles. The quorum at any such meeting other than an adjourned meeting shall be two qualifying persons present and entitled to vote and holding, representing or authorised to exercise voting rights in respect of at least one third in nominal value of the issued Series 5 Dollar Preference Shares then in issue and the quorum for an adjourned meeting shall be one qualifying person present and entitled to vote and holding, representing or authorised to exercise voting rights in respect of any Series 5 Dollar Preference Shares present in person or by proxy shall be a quorum. In relation to any such special resolution, on a show of hands every such holder who is present in person or by proxy shall have one vote and on a poll every such member who is present in person or by proxy shall have one vote in respect of each Series 5 Dollar Preference Share held by him or her.

(ii)

The Issuer shall be entitled at any time and from time to time, without the consent or sanction of the holders of the Series 5 Dollar Preference Shares, to create and/or issue further preference or other share capital of one or more Series ranking as regards participation in the profits and assets of the Issuer pari passu with or junior to the Series 5 Dollar Preference Shares. Such creation and/or issue shall be deemed not to alter, vary, affect, modify or abrogate any of the rights attaching to the Series 5 Dollar Preference Shares and for the avoidance of doubt such rights shall not be deemed to be varied by the alteration of any of the provisions, other than an alteration which would result in any such shares ranking as regards participation in the profits or assets of the Issuer in priority to the Series 5 Dollar Preference Shares, set out in the Articles

in respect of any such unissued shares. Any further series of shares ranking, as regards participation in profits or assets of the Issuer, pari passu with or junior to the Series 5 Dollar Preference Shares may, without their creation or issue being deemed to vary the special rights attaching to the Series 5 Dollar Preference Shares, either carry identical rights in all respects with the Series 5 Dollar Preference Shares (except as regards the date from which such shares rank for dividend) or carry rights differing therefrom in any respect including, but without prejudice to the foregoing, in that:

(a)	the rate and/or basis of calculating dividends may differ and the dividend may be cumulative or non-cumulative;

(b)	such shares may rank for dividends as from such date as may be provided by the terms of issue thereof and the dates for payment of dividend may differ;

(c)	such shares may be denominated in any currency or, if permitted by law, any basket of currencies;

(d)	a premium may be payable on return of capital or there may be no such premium;

(e)	such shares may be redeemable at the option of the Issuer or may be non-redeemable;

(f)	different or no restrictions may apply in the event a dividend is not paid on such shares on a scheduled dividend payment date therefor; and

(g)	such shares may be convertible into Ordinary Shares or any other class of shares ranking as regards participation in the profits and assets of the Issuer pari passu with or junior to the Series 5 Dollar Preference Shares, in each case on such terms and conditions as may be prescribed by the terms of issue thereof.

10.	Registrar, Principal Paying Agent and Paying Agent

The Bank of New York, London office, will act as the Issuer’s registrar and initial Principal Paying Agent for the Series 5 Dollar Preference Shares.

The Issuer reserves the right at any time to vary or terminate the appointment of the Principal Paying Agent and any Paying Agent and to appoint additional or other Paying Agents. Notice of any such termination or appointment and of any change in the specified offices of the Paying Agents will be given to Preference Shareholders in accordance with paragraph 11 below.

11.	Notices

Further to the provisions for giving notices to members contained in the Articles, notices to holders of Series 5 Dollar Preference Shares represented by one or more share warrants to bearer will be valid if published in a leading daily newspaper in London (which is expected to be the Financial Times) or, if such publication shall not be practicable, in an English language newspaper of general circulation in Europe or such other method as may be agreed with the holder from time to time. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once or on different dates, on the first date on which publication is made.

12.	Governing Law

The creation and issue of the Series 5 Dollar Preference Shares and the rights attached to them are governed by, and shall be construed in accordance with, English Law.

13.	Additional Definitions

“Articles” means the Articles of Association of the Issuer, as in effect from time to time.

“Board” means the board of directors of the Issuer, and includes any sub-committee thereof or person or persons to whom the Board has delegated authority in accordance with the Articles.

“Calculation Period” has the meaning set out in paragraph 2(ii) above.

“Capital Regulations” means the regulations, requirements, guidelines and policies relating to capital adequacy of the FSA in effect for the time being.

“Companies Act 1985” means the Companies Act 1985.

“Companies Act 2006” means the Companies Act 2006.

“Companies Acts” means the Companies Act 1985, the Companies Act 2006 and all statutes and subordinate legislation made thereunder, for the time being in force concerning companies and affecting the Company.

“Dividend Payment Date” has the meaning set out in paragraph 2(ii) above.

“Dividend Period” means the period from and including a Dividend Payment Date (or the Issue Date) to but not including the next succeeding Dividend Payment Date.

“Dividend Restriction” has the meaning set out in paragraph 2(vi) above.

“dollar business day” means a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City or London generally are authorised or obliged by law, regulation or executive order to close.

“FSA” means the Financial Services Authority and, if any successor governmental authority succeeds to the bank regulatory functions of the Financial Services Authority in the United Kingdom, such successor governmental authority; provided, however, that if the Issuer becomes domiciled in a jurisdiction other than the United Kingdom, then each reference herein to the Financial Services Authority shall be deemed instead to refer to the governmental authority having primary regulatory authority with respect to the Issuer’s capital adequacy in such other jurisdiction.

“Holding Company” means Barclays PLC.

“Issuer” means Barclays Bank PLC.

“Issue Date” means 11 April 2008, the date on which the Series 5 Dollar Preference Shares are first issued.

“Ordinary Shares” means ordinary shares in the capital of the Issuer.

“Paying Agent” means the Principal Paying Agent or any Paying Agent appointed from time to time by the Issuer in respect of the Series 5 Dollar Preference Shares.

“Payment Business Day” means a dollar business day and, in the case of a presentation or surrender of a Series 5 Dollar Preference Share, a day (other than a Saturday or Sunday) on which commercial banks are open for business in the place of the specified office of the relevant Paying Agent to whom the same is presented or surrendered.

“Preference Dividend” has the meaning set out in paragraph 2(i) above.

“principal amount” has the meaning set out in paragraph 2(ii) above.

“Redemption Price” means, in relation to each Series 5 Dollar Preference Share which is being redeemed, an amount of:

(1)	U.S.$25; and

(2)	the Preference Dividend accrued thereon for the then current Dividend Period to the date fixed for redemption.

“Regulatory Event” means that the Series 5 Dollar Preference Shares are no longer eligible to qualify as Tier 1 Capital.

“Relevant Dividend Payment Date” has the meaning set out in paragraph 2(vi) above.

“qualifying person” means an individual who is a member, a person authorised under section 323 of the Companies Act 2006 to act as the representative of a corporation in relation to a meeting, or a person appointed as proxy of a member in relation to that meeting.

“Subsidiary” means each subsidiary for the time being of the Holding Company within the meaning of Section 736 of the Companies Act 1985.

“subsidiary” and “holding company” have the meanings given to them under Section 736 of the Companies Act 1985.

“Tier 1 Capital” has the meaning ascribed to such term in the FSA’s “General Prudential Sourcebook” or any successor publication replacing such sourcebook.

SCHEDULE B

NOMINAL AMOUNT OF PREFERENCE SHARES REPRESENTED BY THIS GLOBAL PREFERENCE SHARE

The following exchanges of the whole or a part of this Global Preference Share for Definitive Preference Shares or payments of amounts payable upon redemption in respect of this Global Preference Share have been made, resulting in the nominal amount of this Global Preference Share specified in the latest entry in the fourth column:

Date	Amount of increase/decrease in nominal amount of this Global Preference Share	Reason for increase/decrease in nominal amount of this Global Preference Share (exchange or payment, stating amount of payment made)	Nominal amount of this Global Preference Share following such increase/decrease	Notation made by or on behalf of the Principal Paying Agent

PRINCIPAL PAYING AGENT, PAYING AGENT AND REGISTRAR

The Bank of New York

One Canada Square

London

E14 5AL

United Kingdom

SCHEDULE 2

FORM OF DEFINITIVE PREFERENCE SHARE CERTIFICATE

BARCLAYS BANK PLC

Registered in England and Wales, Number 1026167

This is to Certify that

[Name]

of

[Address]

is the Registered Holder of [•] fully paid Non-Cumulative Callable Dollar Preference Shares,

Series 5 of U.S.$0.25 each in the above-named Company, subject to the Memorandum and

Articles of Association of the said Company.

The Seal of the Company was hereto affixed in the presence of:*

Date [•]

*	Delete as appropriate

This Agreement has been entered into on the date stated at the beginning.

BARCLAYS BANK PLC

By:

THE BANK OF NEW YORK, LONDON BRANCH

(as Principal Paying Agent, Paying Agent and Registrar)

By:

Exhibit 7

[Letterhead of Clifford Chance LLP]

MT/70-40359827/SS	11 April 2008

Barclays Capital Securities Limited, Citigroup Global

Markets Inc., Merrill Lynch, Pierce, Fenner & Smith

Incorporated, UBS Securities LLC and Wachovia

Capital Markets, LLC (the “Joint Bookrunners”) and

the other underwriters named in the pricing agreement

referred to below (together, the “Underwriters”)

and

The Bank of New York, as Depositary

101 Barclay Street

New York, New York 10286

Dear Sirs

Barclays Bank PLC

U.S.$ 2,500,000,000 8.125 per cent. Non-Cumulative Callable Preference Shares

We have acted, and have prepared this letter, on the instructions of Barclays Bank PLC (the “Issuer”) in connection with the issue by the Issuer of U.S.$2,500,000,000 8.125 per cent. Non-Cumulative Callable Preference Shares with a nominal value of U.S.$0.25 each (the “Preference Shares”) which will be sold in the form of American Depositary Shares (the “ADSs”).

1.	Documents

For the purposes of this letter, we have examined inter alia the following:

1.1	The prospectus dated 31 August 2007 relating to, inter alia, the Preference Shares and the ADSs (the “Base Prospectus”).

1.2	The preliminary prospectus supplement dated 7 April 2008 relating to the Preference Shares and the ADSs (the “Preliminary Prospectus Supplement” and, together with the Base Prospectus, the “Preliminary Prospectus”).

1.3	The prospectus supplement dated 8 April 2008 relating to the Preference Shares and the ADSs (the “Prospectus Supplement” and, together with the Base Prospectus, the “Prospectus”).

1.4	The Underwriting Agreement - Standard Provisions dated 30 November 2007 relating to the Preference Shares and the ADSs (the “Underwriting Agreement”).

1.5	The pricing agreement dated 8 April 2008 relating to the Preference Shares and the ADSs (the “Pricing Agreement”).

1.6	The agency agreement dated 11 April 2008 between the Issuer and The Bank of New York, London office (the “Agency Agreement”).

1.7	The deposit agreement dated 25 April 2006 between the Issuer and The Bank of New York and all holders from time to time of American Depositary Receipts issued thereunder (the “Deposit Agreement”).

1.8	An executed share warrant to bearer in the form of a global Preference Share dated 11 April 2008 in respect of the Preference Shares (the “Global Preference Share”).

1.9	The deed of covenant executed by Barclays PLC and dated 11 April 2008 relating to the Preference Shares (the “Deed of Covenant”).

1.10	A copy of the memorandum and articles of association of the Issuer as amended on 1 June 2005 (the “Articles of Association”).

1.11	A copy of the memorandum and articles of association of Barclays PLC.

1.12	A copy of extracts from the minutes of a meeting of the board of directors of the Issuer held on 14 April 1994.

1.13	A copy of extracts from the minutes of a meeting of the board of directors of Barclays PLC held on 6 December 2007.

1.14	A copy of resolutions of the members of the Issuer made on 9 April 2008 adopting the terms of the Preference Shares (the “Members’ Resolution”).

1.15	A copy of written resolutions of the Fund Raising Committee of the Issuer passed on 10 April 2008.

The Underwriting Agreement, the Pricing Agreement, the Agency Agreement, the Deposit Agreement and the Deed of Covenant shall together be referred to as the “Issue Documents”. Terms and expressions which are defined in the Underwriting Agreement or the Pricing Agreement have the same respective meanings where used in this letter.

2.	English Law

The opinions set out in this letter relate only to English law as applied by the English courts as at today’s date. This letter expresses no opinion on the laws of any other jurisdiction and is governed by English law.

3.	Assumptions

The opinions set out in this letter are based upon the following assumptions:

3.1	The genuineness of all signatures, stamps and seals, the conformity to the originals of all documents supplied to us as certified, photostatic or faxed copies and the authenticity of the originals of such documents.

3.2	That the Issue Documents are duly authorised by and duly executed by or on behalf of each of the parties thereto (except the Issuer and Barclays PLC) and that the performance thereof is within the capacity and powers and legal ability of each of them (except as aforesaid).

3.3	That the Global Preference Share and any definitive Preference Shares are duly executed on behalf of the Issuer by the person(s) authorised to do so in the resolutions referred to above, that they are authenticated and issued in accordance with the Agency Agreement and, in the case of any definitive Preference Shares, in accordance with the terms of the Global Preference Share.

3.4	That the obligations expressed to be assumed by the Issuer under the Issue Documents to which it is a party constitute the Issuer’s legal, valid, binding and enforceable obligations under the laws of the State of New York and that words and phrases used in such Issue Documents have the same meaning and effect as they would if such Issue Documents were governed by English law.

3.5	That the submission to the jurisdiction of any state and federal court in the City and State of New York by the Issuer contained in the Issue Documents to which it is a party is legal, valid and binding under the laws of the State of New York.

3.6	That the copy of the memorandum and articles of association of each of the Issuer and Barclays PLC referred to above is true and up-to-date.

3.7	That the resolutions set out in the minutes referred to above were passed at a duly convened and quorate meeting and have not been revoked or superseded and that the minutes of any meeting referred to above are true records of the proceedings at the meetings.

3.8	The absence of any other arrangements between any of the parties to the Issue Documents which modify or supersede any of the terms of the Issue Documents.

3.9	That each of the Underwriters is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business.

3.10	That each of the parties to the Issue Documents which is or has been carrying on, or purporting to carry on, a regulated activity in the United Kingdom within the meaning of the Financial Services and Markets Act 2000 (the “FSMA”) has done so, and will do so, at all relevant times, in circumstances which do not contravene section 19 (the general prohibition) of the FSMA.

3.11	That there has been no alteration in the status or condition of either the Issuer or Barclays PLC as revealed by a search carried out against each of the Issuer and Barclays PLC at the Companies Registration Office in London at 10.58 a.m. and 10.56 a.m. respectively on 11 April 2008 and an enquiry by telephone in respect of each of the Issuer and Barclays PLC at the Central Index of Winding Up Petitions at 10.50 a.m. on 11 April 2008.

3.12	That the Fund Raising Committee referred to above, in resolving to create and issue the Preference Shares and to execute the Issue Documents, has acted bona fide and in the interests of the Issuer and Barclays PLC.

3.13	That an English court would conclude that each of the Issue Documents which are governed by a law other than English law has the same effect under the relevant governing law as it would have if such agreement was governed by English law.

4.	Opinion as to English Law

On the basis of such assumptions and subject to the reservations set out below, we are of the opinion that:

4.1	The Issuer is a public company incorporated with limited liability in England and has full power and capacity to create and issue the Preference Shares, to execute the Issue Documents to which it is a party and to undertake and perform the obligations expressed to be assumed by it therein.

4.2	Barclays PLC is a public company incorporated with limited liability in England and has full power and capacity, to execute the Deed of Covenant and to undertake and perform the obligations expressed to be assumed by it therein.

4.3	The issue of the Preference Shares has been duly authorised and the Global Preference Share has been duly executed by or on behalf of the Issuer, and the Preference Shares when issued and delivered upon payment in accordance with the terms of the Underwriting Agreement and the Pricing Agreement (or in the case of the Preference Shares to be issued to Barclays Capital Securities Limited, delivered against the unconditional undertaking to pay for the relevant Preference Shares in full in cash as set out in the Pricing Agreement) will be validly issued and fully paid and non-assessable, and the issuance of the Preference Shares is not subject to any pre-emptive or similar rights.

4.4	The Deed of Covenant and the Agency Agreement constitute legal, valid, binding and enforceable obligations of Barclays PLC and the Issuer, respectively.

4.5	The statements under the caption “Description of Preference Shares” set out on pages S-14 to S-18 of the Preliminary Prospectus Supplement and Prospectus Supplement insofar as they relate to (i) the Articles of Association or (ii) the Members’ Resolution and in each such case are matters governed by English law, are in all material respects a correct summary of the relevant provisions found in the Articles of Association or the Members’ Resolution, as the case may be.

4.6	We are aware of no reason why the choice of English law as the governing law of the Deed of Covenant and the Agency Agreement should not be recognised and given effect by the courts of England.

4.7	In any proceedings taken in England for the enforcement of any of the Issue Documents to which it is a party, the obligations expressed to be assumed by the Issuer in such Issue Documents would be recognised by the English courts as its legal, valid and binding obligations and would be enforceable in the English courts.

4.8	No further acts, conditions or things are required by English law to be done, fulfilled or performed in order to enable the Issuer lawfully to enter into, exercise its rights or perform its obligations under the Issue Documents to which it is a party or make such Issue Documents admissible in evidence in England.

4.9	In any proceedings taken in England for the enforcement of the obligations of the Issuer under the Underwriting Agreement, the Pricing Agreement and the Deposit Agreement, the English courts would recognise the choice of the laws of the State of New York to govern the Underwriting Agreement, the Pricing Agreement and the Deposit Agreement, subject to the provisions of the Contracts (Applicable Law) Act 1990.

4.10	The submission to the jurisdiction of any state or federal court of the City and State of New York by the Issuer contained in the Issue Documents is legal, valid and binding.

4.11	The English courts will enforce by separate action a final and conclusive judgment for a definite sum of money (not being a sum payable in respect of taxes or other charges of a like nature or in respect of a fine or other penalty) entered against the Issuer in connection with the enforcement of the Issue Documents to which it is a party in civil proceedings in a court of competent jurisdiction in the City and State of New York.

4.12	No registration or filing is required in England, and no authorisations, consents or approvals are required from any governmental or regulatory agency in England, in connection with:

4.12.1	the creation and issue of the Preference Shares or the ADSs, the execution of the Issue Documents or the performance by the Issuer and Barclays PLC of the obligations expressed to be undertaken by them therein; or

4.12.2	the offering and sale by the Underwriters of the ADSs or the distribution by them of the Preliminary Prospectus and the Prospectus,

provided that the Preference Shares and the ADSs have not been and will not be offered to the public in the United Kingdom in any circumstances other than those described in section 86 (Exempt offers to the public) of the FSMA and that no request has been made or will be made for the Preference Shares or the ADSs to be admitted to trading on a regulated market situated or operating in the United Kingdom.

4.13	The provisions of section 21 (restrictions on financial promotion) of the FSMA will not be contravened by reason of the communication of any invitation or inducement to engage in investment activity (within the meaning of that section) in connection with the issue or sale of the ADSs provided that:

4.13.1	the communication is made by an authorised person;

4.13.2	the contents of the communication have been approved for the purposes of section 21 of the FSMA by an authorised person; or

4.13.3	the communication is otherwise made in circumstances in which section 21(1) of the FSMA does not apply.

5.	Reservations

The opinions set out in paragraph 4 above are subject to a number of reservations, including the general reservation that the term “enforceable” as used above signifies that the relevant obligations are of a type which the English courts may enforce, but does not mean that those obligations will necessarily be enforced in all circumstances in accordance with their terms. You should particularly note the following reservations:

5.1	The power of an English court to order specific performance of an obligation or to order any other equitable remedy is discretionary and, accordingly, an English court might make an award of damages where specific performance of an obligation or any other equitable remedy was sought.

5.2	Where obligations of any person are to be performed in jurisdictions outside England, such obligations may not be enforceable under English law to the extent that performance thereof would be illegal or contrary to public policy under the laws of any such jurisdiction.

5.3	In some circumstances an English court may, and in certain circumstances it must, terminate or suspend proceedings commenced before it, or decline to restrain proceedings commenced in another court, notwithstanding the provisions of the Preference Shares or the Issue Documents providing that the courts of England have jurisdiction in relation thereto.

5.4	Where any person is vested with a discretion or may determine a matter in its opinion, English law may require that such discretion is exercised reasonably or that such opinion is based on reasonable grounds.

5.5	Any provision to the effect that any calculation, determination or certification will be conclusive and binding will not be effective if such calculation, determination or certification is fraudulent, arbitrary or manifestly incorrect, and an English court may regard any calculation, determination or certification as no more than prima facie evidence of the matter calculated, determined or certified.

5.6	Enforcement of rights may be or become limited by prescription or by the lapse of time, or may be or become subject to set-off or counterclaim.

5.7	Under English law, any obligation to pay additional interest in circumstances of breach or default might be held to be unenforceable on the ground that it is a penalty and thus void.

5.8	If the Deed of Covenant does not provide a contractual remedy for late payment of any amount payable thereunder that is a substantial remedy within the meaning of the Late Payment of Commercial Debts (Interest) Act 1998, the person entitled to that amount may have a right to statutory interest (and to payment of certain fixed sums) in respect of that late payment at the rate (and in the amount) from time to time prescribed pursuant to that Act. Any term of the Deed of Covenant may be void to the extent that it excludes or varies that right to statutory interest, or purports to confer a contractual right to interest that is not a substantial remedy for late payment of that amount, within the meaning of that Act. We express no opinion as to whether any such provisions in the Deed of Covenant do in fact constitute a “substantial remedy” in compliance with the conditions set out in Section 9 of such Act.

5.9	Any indemnity may be void insofar as it relates to stamp duty payable in the United Kingdom.

5.10	Any provision purporting to require a party to indemnify another person against the costs or expenses of proceedings in the English courts is subject to the discretion of the court to decide whether and to what extent a party to such proceedings should be awarded the costs or expenses incurred by it in connection therewith.

5.11	Any question as to whether or not any provision of any agreement or instrument which is illegal, invalid, not binding, unenforceable or void may be severed from the other provisions thereof in order to save those other provisions would be determined by an English court in its discretion.

5.12

If a party to any Issue Document or to any transfer of, or payment in respect of, a Preference Share is controlled by or otherwise connected with a person (or is itself) resident in, incorporated in or constituted under the laws of a country which is the subject of United Nations, European Community or United Kingdom sanctions implemented or effective in the United Kingdom under the United Nations Act 1946 or the Emergency Laws (Re-enactments and Repeals) Act 1964 or the Anti-terrorism, Crime and Security Act 2001 or under the Treaty establishing the European Community, as amended, or is otherwise the target of any such sanctions, then obligations to that party under the relevant Issue Document or in respect of the relevant transfer or payment may be unenforceable or void.

5.13	Our opinions as regards the binding nature and enforceability of the obligations of the Issuer and Barclays PLC under the Issue Documents are subject to all limitations arising from bankruptcy, insolvency, liquidation, reorganisation, moratorium or similar laws affecting the rights of creditors generally.

5.14	It is our experience that searches and enquiries of the type referred to in paragraph 3.11 above may be unreliable and, in particular, that notice of a winding up order made or resolutions passed, or an administration order made, or a receiver or administrative receiver appointed may not be filed promptly at the Companies Registry.

5.15	An English court may not apply the laws of the State of New York if to do so would be contrary to public policy or mandatory rules of English law.

5.16	If any proceedings are brought by the Issuer in the English courts, those courts may accept jurisdiction in certain cases, notwithstanding any provisions of the Underwriting Agreement, Pricing Agreement, Deposit Agreement and the ADSs providing that the Issuer has irrevocably submitted to the jurisdiction of any state or federal court in the City and State of New York.

5.17	There are no reciprocal arrangements in force between the United States of America and the United Kingdom for the recognition or enforcement of judgments. Accordingly, a judgment by any state or federal court in the City and State of New York is not enforceable directly in England but may be recognised by the English courts according to common law principles. A judgment by those courts will not be enforced by the English courts if:

5.17.1	the proceedings in which the judgment was given were opposed to natural justice;

5.17.2	the judgement was obtained by fraud;

5.17.3	the enforcement of the judgment would be contrary to English public policy;

5.17.4	an order has been made and remains effective under section 9 of the Foreign Judgments (Reciprocal Enforcement) Act 1933 applying that section to judgments of those courts.

5.17.5	before the date on which those courts gave judgment, the matter in dispute had been the subject of a final judgment of another court having jurisdiction whose judgment is enforceable in England;

5.17.6	the judgment is for multiple damages within the meaning of section 5(3) of the Protection of Trading Interests Act 1980;

5.17.7	the judgment is based on a rule of law specified by the Secretary of State as concerned with the prohibition of restrictive trade practices;

5.17.8	the judgment is based on foreign measures which the Secretary of State specifies as regulating and controlling international trade and which, in so far as they apply to persons carrying on business in the United Kingdom, are damaging or threaten to damage the trading interests of the United Kingdom; or

5.17.9	the bringing of proceedings in those courts was contrary to an agreement under which the dispute in question was to be settled otherwise than by proceedings in those courts.

5.18	The confirmation provided in paragraph 4.5 is subject to the following specific reservations:

5.18.1	We give no confirmation as to any section of the Preliminary Prospectus or the Prospectus other than the confirmation set out in paragraph 4.5.

5.18.2	The confirmation is given solely on the basis set out in paragraph 4.5 and in particular is limited to matters governed by English law.

5.18.3	Whilst we have reviewed the statements under the caption “Description of Preference Shares” we have not been responsible for drafting them so we might have expressed certain matters in a different manner or with a different emphasis.

5.19	If the English court gives judgment for the sum payable under a judgment of the state or federal courts in the City and State of New York, the English judgment would be enforceable by the methods generally available for the enforcement of English judgments. These give the court a discretion whether to allow enforcement by any particular method. In addition, it may not be possible to obtain an English judgment or to enforce any English judgment if the judgment debtor is subject to any insolvency or similar proceedings, if there is delay, if an appeal is pending or anticipated against the English judgment in England or against the foreign judgment in the state or federal courts in the City and State of New York or if the judgment debtor has any set-off or counterclaim against the judgment creditor.

6.	Limits of our Opinion

We express no opinion as to any agreement, instrument or other document other than as specified in this letter, or as to any liability to tax which may arise or be suffered as a result of or in connection with the Preference Shares or the ADSs or, in either case, their creation, issue, allotment or delivery. We have not been responsible for investigation or verification of statements of fact (including statements as to foreign law) or the reasonableness of any statements of opinion contained in the Preliminary Prospectus or the Prospectus, the Underwriting Agreement or the Pricing Agreement, nor have we been responsible for ensuring that the Preliminary Prospectus or the Prospectus contain all material facts. In particular, we have not been responsible for ensuring that the Prospectus complies with the rules of the New York Stock Exchange, or the requirements of any competent authority.

This letter is given solely for the purposes of the issue of the Preference Shares and for the information of the persons to whom it is addressed, and may not be relied upon for any other purpose or by any other person.

Yours faithfully

/s/ Clifford Chance LLP